Filed by Ares Acquisition Corporation and X-Energy Reactor Company, LLC

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Ares Acquisition Corporation (File No. 001-39972)

X-energy Analyst Day

Webcast Transcript

6/28/2023

Ujjal Basu Roy, Senior Vice President, ICR

Please give us a minute while we wait for everyone to join. All right, we are ready to start now. Um, give us a minute. Let’s see. We have a good list here. All right, we can start here, Sam, all yours.

Sam Levenback, Vice President of Corporate Development, X-energy

Good morning and welcome to the X-energy Analyst Day. Before we start I would like to remind you that the discussions during this presentation will include certain forward-looking statements within the meaning of the federal securities laws, relating to the expectations and estimates of future financial performance, including certain illustrative unit economics, and the business strategies and operations of X-energy following the business combination with Ares Acquisition Corporation.

Actual results may differ materially from those presented in this presentation. These forward-looking statements are subject to certain risks, uncertainties and assumptions. The factors that could cause actual results to differ are discussed in the registration statement on Form S-4 filed by Ares Acquisition Corporation with the SEC, as amended, under the caption “Risk Factors” and in Ares Acquisition Corporation’s other SEC filings.

We undertake no obligation to revise any statements to reflect changes that occur after this presentation. The discussions during this call will also include certain financial measures that were not prepared in accordance with generally accepted accounting principles.

These non-GAAP measures should be considered in addition to and not as a substitute for or in isolation from our GAAP results. Reconciliation of those non-GAAP financial measures to the most directly comparable GAAP financial measures can be found in Ares Acquisition Corporation’s SEC filings.

The investor presentation which will be filed today can also be found on the X-energy investor website at https://x-energy.com/investors. There will be Q&A sessions during the presentation. If you have a question please raise your “virtual” hand and we will unmute you to ask your question.

I would now like to turn it over to J. Clay Sell, Chief Executive Officer of X-energy.

J. Clay Sell, CEO, X-energy

Thank you, Sam, and thank you to each of you that are able to be here today. Welcome. It’s my pleasure on behalf of my colleagues, a few select colleagues of the senior leadership team at X-energy, and with my partner Allyson Satin from Ares to present to you today. I’m going to open it up and give a little bit of introduction and history of our company, and then I’ll hand off to Allyson and we’ll move through the agenda that’s published in the deck.

I’ll always start with this same slide because this premise of two challenges in opposition is really the underlying premise of our company. And what we appreciate today is that the world now recognizes something that we have long believe, which is that nuclear power deployed at scale is really the only way to address these twin challenges in opposition: how do we meet increasing global energy demand, while dramatically decarbonizing a world economy that still today is 80% dependent on hydrocarbons.

Nuclear technology is available today. It’s the only technology that’s both clean, that’s clean, firm and scalable on the timeline that is required to have a meaningful impact on our global decarbonization aspirations. Let’s go to the next slide.

To help, you see the difference in Xe-100 plant versus other traditional nuclear technologies. I just want you to look at this rendering. You’ll see a dramatically reduced footprint. This is for a 320 megawatt four unit plant. It covers only 26 acres, and because of the extraordinary safety case of our TRISO-X Fuel and the design of our reactors, the expected emergency planning zone for this plant exists at the plant boundary. So it gives us amazing flexibility in able to site due to the very small footprint that’s derivative of our safety case. On the next slide, I want to give you just a little bit of history on X-energy. The company was founded in 2009. We’re actually headquartered in Rockville, Maryland, which gives us very close proximity to the US Nuclear Regulatory Commission.

Our primary regulator, they’re just down the street. They actually love coming to our office because we’re so handy. And we’re also approximate to our major funders at the Department of Energy. Our technology is based on 50 years of proven R&D.

High temperature gas cooled reactors have a long operational regulatory pedigree that distinguishes us versus other generation four technologies. Today, we’re a company of well over 400 employees. We benefit from substantial federal government funding, particularly the $1.2 billion Advanced Reactor Demonstration Project, and today, we’ve invested over $600 million advancing the state of the design and bringing our technology to the marketplace.

I’d like to go to our next slide. You know, when we began in 2009, we really began as a study, in fact, you’ll later hear today from Dr. Martin van Staden, who was really the key player in the early trade studies, which really design, you know, drove the design of the Xe-100 that we’re bringing to the market today.

Then in 2015, we recruited Dr. Pete Pappano to lead our fuel development business. The Department of Energy at that time had identified TRISO fuel as extraordinarily robust, and it was emerging as the preferred fuel technology for advanced reactors. We recruited the best person in the business to lead that. It’s Dr. Pappano.

He has built and he began building our fuel business, which today has been demonstrated in an existing pilot facility at Oak Ridge National Lab. I joined the company in 2019 and really led our focus on commercialization and getting to the marketplace. And one of the greatest validations of our company has been the selection of our technology by tier one players.

By the Department of Energy, when they selected us as one of two technologies to heavily fund to get to the marketplace as part of the Advanced Reactor Demonstration Project. And then in tier one, customer validation, when Ontario Power Gen has selected our technology to bring to the industrial sector in Ontario on an exclusive basis.

And of course, when Dow Chemicals selected our technology to power and completely decarbonize the steam and electricity operations of their Seadrift site, two hours south of Houston. We do all of this while benefiting from the extraordinary policy macro tailwinds of the Inflation Reduction Act and the Jobs and Infrastructure Act, which have consistently provided enormous policy incentives that will help enable our success. Let’s go to the next slide.

We’ve received, as I mentioned, significant support from the US government. They decided three years ago to have a competition among advanced reactors developers, and they chose the two best that they thought could get to the marketplace as soon as possible. The benefit of this program is a 50/50 cost share. It will be at least $1.2 billion for X-energy.

And again, these are critical dollars, which fund our design efforts, our licensing efforts, all of our fuel manufacturing efforts, as well as paying for half the cost of the first plant that will be owned by Dow Chemical, and online by the end of this decade. Let’s go to the next slide.

One of the most important aspects of our advanced reactor demonstration partnership is that Dow is our partner in it. Dow brings extraordinary mega project expertise to this effort. And the project is targeted to come online at the Seadrift site, initially by 2029.

And we are operating today under a $50 million joint development agreement for this year alone, to give you the scale of this early investment, six years before the project will go online. And then in May, we did in fact announce the site at Seadrift. We had our first community meeting there, and we’re really, really excited about being a corporate citizen in that community. Let’s go to the next slide.

Our leadership team, I’ll tell you, and you’ll see for yourself, they bring an extraordinary level of experience, all with over 25 years of experience in the energy industry, strong technical chops, strong construction chops. We’re now into the construction and delivery phase, and this is a team that is, that has distinct experiences from the most successful and the most challenging nuclear delivery projects of the last decade.

And those are the Barakah Project in the UAE, which many of our executives have come from, as well as the Vogtle Project in Georgia. Both of those projects have produced lessons that we have learned, and we are applying in the delivery approach for the Xe-100. Let’s go to the next slide.

So I just want to summarize this opening introduction. You know, the premise, the opening premise results in a massive total addressable market. I’ll talk about that in more detail later. But the massive addressable market and the policy tailwinds make for a really unique opportunity for nuclear.

But we’ve taken that opportunity for nuclear, and we’ve made it even more compelling with a next generation advanced system that has enhanced safety, lower cost, will enable a faster construction timeline, and quite frankly, brings dramatically more functionality and capability to our customers on both the electric and the industrial sides of the business.

We benefit from extraordinary government support as we have been as successful as entering as any reactor vendor in winning and securing government support, which really, you know, comes, allows us to develop our intellectual property, at half the cost that it would otherwise require.

We have a growing customer pipeline of tier one customers. Our business model, which we will talk about later in the day, is CapEx light service driven, and includes both technology licensing, fuel sales for the life of the plant, and long-term recurring service offerings, which we think yield a very attractive business model.

And again, our management team is the best of the best. So with that opening, I’d like to turn the next section over to Allyson Satin, the Chief Operating Officer of Ares Acquisition Corp. And a longtime private equity partner at Ares, to give the Ares investment thesis. Allyson.

Allyson Satin, Chief Operating Officer, Ares Acquisition Corp.

Thanks, Clay. Nice to join you all today. I’m, as Clay mentioned, I’m a partner in our strategic initiatives group. I joined Ares in 2009, originally in our private equity group, and then I moved over to strategy in 2021 to lead our SPAC efforts. You know, I’m sure all of you on this phone or on this Zoom know that Ares Management is the sponsor of Ares Acquisition Corp or AAC, which is a SPAC or special purpose acquisition company that’s under contract to pursue a business combination with X-energy.

The history on AAC just very briefly. In February ‘21, we raised a billion dollars in an IPO I note that stat because there have been fewer than 20 SPACs who have ever been raised with more than a billion dollars of cash and trust. We believe that’s a true testament to both the strength of the Ares platform and our history of public company sponsorship. In February of ‘23, we pursued a vote to extend the maturity of AAC, and the cash and trust balance now stands at approximately $485 million as of March 31st, ‘23, still one of the largest SPACs currently out there. One of the things I just want to touch on briefly is I know most of you are aware of Ares as a large institutional investor, but we also aim to be a market leader in environmental social governance integration, climate action, including our, through our climate change related and sustainable investing.

As noted on this slide, we’ve committed or invested approximately $3.4 billion since 2015 in companies and assets that are working to accelerate the energy transition. And so we’re really excited about this opportunity to partner with X-energy, and we believe it’s well positioned for long-term growth as a public company. I think if you turn to the next slide quickly, really I’ll just set the stage on our investment thesis, which I think is predicated on a few critical insights.

First, the significance of clean energy and the important role that nuclear will play in generating reliable, clean energy on our path to a zero carbon economy. We believe advanced nuclear is vital as well to assuring our nation’s energy security and we’ll talk about that. The other thing that I would note is that X-energy has a true early mover advantage. There’s an enormous TAM with the ability to address both the needs of electrical power as well as heat for industrial applications. And I know that the team will touch on that as well.

As Clay mentioned, the company has a strong perspective pipeline of customers. That includes the Dow Chemical Company and OPG, who are both investors in X-energy as well. And when we were doing our diligence, one of the things that really stood out to us was just the functionality and advantages of the design itself. The X-energy design drives enhanced safety, lower cost, faster construction times, modular scalability, all when compared against traditional nuclear technology, and it has broader use cases versus other small modular reactors or SM owners.

Clay also mentions, and this was important to us in terms of understanding the company and its opportunity set, but X-energy has received significant support from the US DOE. The company was one of two companies selected for the DOE’s Advanced Reactor Demonstration Program.

Under this program, the DOE is awarded $1.2 billion in funding to support the commercialization of X-energy’s first reactor. And I know towards the end of the presentation, we’ll cover this as well, but Clay mentioned X-energy has an attractive CapEx light services driven business model, which generates recurring revenue from technology, licensing, fuel sales, and other recurring service offerings.

I know Clay also touched on this, and you’ll hear about it as many of these individuals from the company’s leadership team will present today, but the X-energy management team is very special. The members have an average of more than 25 years of experience in the nuclear and energy industries with expertise really around all facets, including design, operations, government relations, and public markets. And so we’re very excited about this opportunity.

I think I mentioned we’ve got about $485 million of cash and trust available from AAC assuming no redemptions by AAC shareholders. But in addition to that, Ares has invested and committed $75 million to the company. We will have two seats on the board, and our goal and plan is to continue to support the company with our expertise, public company experience, investor relationships as it enters into this next chapter. And so we intend to be a long-term investor and partner to X-energy, and look forward to telling you in conjunction with the team here to today about the opportunity.

So I’ll pass it now back to Clay, and I think he’s going cover the market opportunity in a bit more detail.

J. Clay Sell, CEO, X-energy

Thanks, Allyson. And as we opened with our initial comments, the market opportunity for nuclear is simply massive. As governments, corporations, economies, investors have really committed themselves to significant decarbonization and increased energy supply. And the net zero targets that have been published for 2050.

Those net zero targets require a build out of substantial amount of clean firm generation resources that can affect all aspects of the economy. A couple of months ago, the Department of Energy issued a report, which estimated by 2050 the US gov- uh, the US economy will need to add 550 to 770 gigawatts of clean firm capacity. That compares to the roughly 200 of clean firm capacity that we have in the United States today.

So it’s a massive scale increase, and we believe that nuclear power will play a huge part of that, and that X-energy will earn a disproportionate share of that growth. But that’s just on the electric side. For reasons that we will talk about more through the presentation, our technology is particularly well suited to help decarbonize other sectors of the economy.

So if you look at the chart on the left, the circle chart on the left, you see that carbon emissions from industrial sources are almost equivalent to carbon emissions from electric. So many nuclear players are only focused on the electric market. We are also at X-energy focused on industrial decarbonization that is providing carbon free steam. That was the value proposition we presented to Dow Chemical. That is one of the chief reasons they chose to demonstrate our project in that manner at the Seadrift side. Let’s go to the next slide.

So this we see a 200 gigawatt, a market at least for SMRs in the United States. Today we are principally focused as a company in the markets of US, Canada, and the UK. We have extensive operations and business developments efforts in those three markets. We see a $500 billion revenue opportunity in those three markets by 2040 and a trillion dollar revenue opportunity by 2050.

And again, that is just primarily focused on the electric market. That’s even before we factor in the growth opportunities in industrial place in those three markets and then around the world. Let’s go to the next slide.

We continue to see just, quite frankly, a bow wave of political support for new nuclear across the country. States such as Washington, Virginia, West Virginia have all passed laws of late to enable nuclear project development. And at the federal government level, whether it’s the Inflation Reduction Act, which was huge in promoting nuclear, or the Advanced Reactor Demonstration Project that was authorized several years ago, or the Jobs and Infrastructure Act that was recently passed, each of those energy or jobs or economic related bills have had major nuclear provisions in terms of funding and incentives to enhance and provide strong macro policy tailwinds that will enable us to deploy systems more quickly than even we previously projected. Let’s go to the next slide.

Whether Republicans are in control or Democrats are in control, the support for nuclear in the United States has become uniquely, a uniquely bipartisan darling. And we benefit from that substantially. What we see in the United States, we see also in the European Union, the UK, in Canada, and other markets of interests around the world.

So I think policy makers on both the left and the right side of the aisle recognize perhaps for different reasons, either because they want to decarbonize the global economy or because they want to assure energy security. And in many cases, they want to do both. They have come to the same conclusion that we have long believed at X-energy, that you simply cannot get there without nuclear power. And they’re providing the policies and to ensure and de-risk our path to the marketplace.

Let’s go to the next slide. The best example of this is the Inflation Reduction Act. Now, some of you will recall years ago, in 2006 when again, the US government put investment tax credits and production tax credits in place to really promote and enhance the development of the solar industry.

Since that time in 2006, there’s been a 200X increase in solar deployments just in the United States. That a comparable policy has been put in place for nuclear. Production tax credits and investment tax credits that we think will promote a similar level of development across the sectors in the United States.

Let’s go to the next slide. More specifically, the math provides a 2.75 cents per kilowatt hour production tax credit, or up to a 50% investment tax credit for projects, for advanced nuclear projects like ours. And so, in the case of our first project with Dow, there are a number of economic mitigants that ensure, help ensure that this project will move forward and move forward at pace.

You know, Dow is receiving the benefits of the Advanced Reactor Demonstration project, a 50% cost share, and they also will benefit from the investment tax credit or production tax credit provided under the Inflation Reduction Act. It’s just a, a wonderful illustration of the extraordinary bipartisan support that exists for nuclear in the United States.

That leads me to Dr. Martin van Staden, who is our Vice President for Reactor Development. Martin is one of our most senior employees. He was an early partner with our founder Kam Ghaffarian in bringing this company to the marketplace, and I’m pleased to introduce Martin to talk about the Xe-100 at a greater level of detail. Martin, you’re on.

Dr. Martin van Staden, Vice President, Reactor Development, X-energy

Thank you, Clay, and thank you everybody for joining. Really excited to present our design to you guys. I’ve got a career of about 33 years in the power generation industry, of which 25 years, of that has been in design and development of reactors, and specifically in, in high temperature gas code reactors.

I’m going to start off by showing a short video that’ll give you a bit of an introduction to our technology. And then once that is done, I’ll go through a couple of slides just to expand on a couple of the key features of our design. So Sam if you can start the video for us. I apologize in advance if it, if it comes through a little bit slow or choppy.

But we will upload this video, to the website for later use if it doesn’t come through on your site very clearly. Thank you, Sam. Sam, I’m not getting the sound through. You, maybe you must unmute yourself.

Sam Levenback, Vice President, Corporate Development, X-energy

Thanks, Martin.

Dr. Martin van Staden, Vice President, Reactor Development, X-energy

Thanks.

Video

X-energy’s flagship reactor. The Xe-100 is part of a new wave of small nuclear reactors, reinventing clean energy as we know it set for an initial deployment within this decade. We expect this advanced reactor design will be key to meeting the evolving demands of domestic power grid, as well as urgent global decarbonization and energy security goals.

Thanks to an evolutionary fuel system and an innovative use of helium for heat transfer, we expect the Xe-100 will make harnessing the power of nuclear fission safer, more efficient and more affordable than ever before.

Unlike large scale nuclear facilities, the Xe-100 small modular design enables standardized components to arrive onsite, ready for installation to meet a range of energy demands for a wide range of communities in industries large and small.

Like all commercial nuclear reactors, the Xe-100 uses the heat release by nuclear fission to make steam that drives a turbine generator to produce electricity, a conventional nuclear reactor transfer heat from its core using water.

But the Xe-100, a high temperature gas reactor or HTGR uses helium for heat exchange. The use of helium and X-energy’s advanced proprietary TRISO-X fuel will allow the Xe-100 to safely reach and sustain temperatures of approximately 1400 degrees Fahrenheit. More than double the heat temperatures of light water reactors currently in operation.

The temperatures the Xe-100 are designed to reach to enable higher thermal efficiency of about 40%, which we expect to support applications such as process heat or high temperature hydrogen electrolysis. Reaching those temperatures in such a small package will allow the Xe-100 to be installed on site at factories and refineries for the direct production of industrial process heat, typically produced by burning natural gas.

The Xe-100 is designed to operate without the need for refueling outages, thanks to its pebble bed fuel cycle in which fuel pebbles are added and removed as needed while the core continues to operate at high temperature.

In contrast, conventional reactors are forced offline every 18 to 24 months for weeks of refueling. The Xe-100 continuous fuel cycle design allows it to deliver power and anticipated 95% of the time, making it noticeably more reliable than the average fossil fuel plant, and far more reliable than wind and solar plants.

So much of what makes the Xe-100 uniquely safe is the TRISO-X fuel pebble itself. At about the size of a billiard ball, each pebble is embedded with approximately 18,000 TRISO particles. Each of these particles is composed of a small kernel of uranium oxy carbide, precisely wrapped in four barrier layers to form a TRISO-X fuel isotropic fuel or TRISO for short.

These four layers help to eliminate the need for massive containment facilities, which we expect will help dramatically shrink the necessary emergency planning zones for Xe-100 powered plants. They act as tiny containment vessels and themselves allowing them to retain efficient products under all anticipated reactor conditions.

Once their energy is depleted, this embedded uranium fuel format allows TRISO-X pebbles to be moved directly from a reactor core into storage. This is in contrast to traditional uranium fuel rods that needs to be submerged in massive cooling pools for years before they can be safely transferred to TRI storage.

The Xe-100 is designed to take full advantage of the innate safety of the TRISO-X fuel form factor. As a result, the reactor core can maintain a deliberately low powered density, limited excess reactivity, and a strongly negative temperature coefficient. Simply put, these features allow the reactor to safely and passively shut down in the event of a loss of coolant accident without the need for operator intervention.

We expect these advancements will set new precedents for nuclear safety, making the high cost safety systems associated with today’s reactors unnecessary, which we believe drive down both the initial cost of installation and reduce the ongoing cost of operating a fleet of Xe-100s.

While the Xe-100 represents a bold step four in nuclear innovation, its design is based on well understood and rigorously tested principles. The Xe-100 has gained considerable support from the Department of Energy, and in 2020 was one of just two projects selected by the DOE to participate in their Advanced Reactor Demonstration Program or ARDP. The ARDP initiative has provided X energy with more than $1.2 billion in funding to deploy its first four reactors and in all new nuclear power facility set to begin operation within this decade. We believe this deployment will be America’s first commercial facility, powered by advanced small modular nuclear reactors and the beginning of a new era for clean and affordable...

Dr. Martin van Staden, Vice President, Reactor Development, X-energy

Thank you much, Sam. We will have some time afterwards in the Q&A sessions for any questions on that video as well. We can go to the next slide. So, how is our Xe-100 pioneering and, and how is it unique in the generation for nuclear reactor technology space? If we look at the diagram on the left-hand side, we’ve got a schematic there of our reactor, on the left-hand side with the steam generator and fuel.

What’s really important is that, what the con- design considerations were for our design starting back in 2009, we did a tremendous amount of trade studies to really understand the requirements space and in the 2030 to 2060 timeframe, where the most deployable demand would be. And, so that, that was really important for us to determine the size of our design and the steam temperature outlet. And one of the key aspects out of many of our trade studies was that we need to decarbonize not just the electrical power generation arena, but also the process heat application industry.

And so our design from day one has been designed to be flexible enough to produce either power or process heat or even a combination of that. And that’s been a key differentiator of our design relative to many other advanced reactors. Another aspect is the modularly sized design. So when we say modular, we mean modular in many aspects. First of all, our reactor at 200 megawatts electric or 80 mega 200 megawatts thermal or 80 megawatts electric allows us to modularly add additional units as a utility or a user needs more power.

But we’ve also modularized in the manufacturability space to enable modules to be shipped, mass-produced and shipped by road, meaning that we don’t need large barges and can actually get to spaces and sites where we don’t have access to waterways. A very important distinguisher. And then when it comes to safety, we’ve employed what we call intrinsic safety. And that means we’ve actually got only about one sixth of the safety systems that a traditional reactor has.

And furthermore, to that, those systems are all passive safety systems. That really allows us to reduce the amount of operator action and also doesn’t require any safety related electrical equipment to ensure the safety. You can go to the next slide please. So very important as well. This slide just shows in the table on the left hand side, different high temperature applications for steam. And then the blue bars show the typical temperature ranges for each type of application.

And from our trade studies, we realized that a large amount of high temperature heat applications require steam in much higher than 300 degrees C. So our Xe-100 reactor with an outlet temperature of 750 degrees C allows us to meet a much larger amount of these applications than traditional light-water reactors and even some of the SMRs will allow us to do. Meaning it really opens up a significant number of market applications.

And this has really been a testament to why we’ve also been selected by Dow as our first customer to demonstrate this. You can go to the next slide. So, how have we as a gen four reactor really contributed to this energy transition? What’s also very important to understand is what the electricity grid of the future is going to look like. We know even today in some areas, we’ve got significant amount of solar and wind.

We also know that these types of energy source, although clean, are very intermittent and therefore, somewhat unreliable. So we had to ensure that our design can really support a market in the future that has got a lot of renewables. And that means that whenever renewables are not available, we need to be able to react fast and produce power in a quick timeframe. So load following and efficient load following is a key attribute of our design, and that’s been designed into our reactor system and the turbines from day one.

So we can literally ramp up and down with our power between 100 and 40% and we can go from 40% to a 100% power in about 12 minutes, which is similar to what we’ll get from gas turbines. So very important attribute for our design to be able to support future grids. Another important factor is, as mentioned, the ability to be flexible in our application. Electricity is a very well known application and easy to conform to.

But we know when we look at the industrial heat applications, as we saw on the previous slide, that there are many use cases and we therefore ensure that our design can be flexible enough to be adapted to many different industrial process heat applications with minimal to no design changes required by simply adjusting steam temperatures. So very important aspect to support decarbonization of the large industry in future. And the third highlight bullet there is really our fuel form and the safety aspects of the fuel that really allow us to utilize the safety benefits of the fuel by reducing the number of safety systems that traditional reactors have. And also, as I’ll show you in a minute, the impact that it has on reducing the emergency planning zone.

So, we’ve got a number of areas in which we distinguish ourselves relative to traditional nuclear or even generation three plus reactors. We can go to the next slide. So what, what makes our design more attractive than traditional nuclear? First of all, traditional nuclear reactors are in the thousand megawatt electric range, and so a single reactor produces 3,000 megawatts thermal and about a thousand megawatt electrical.

From our trade studies, we realized that replacement of coal and gas plants cannot afford these large reactors and most of the coal and gas plants that need to be replaced or distributed, and therefore we’ll need smaller reactors to be able to substitute and replace these energy sources in future. But similarly for process heat applications, most process heat applications need multiple sources so that when one source goes down, whether it be for maintenance or planned or unplanned, you have additional backup.

So having a four-pack as an example, where for the Dow site was a key contributor to their decision because our size in the 80 megawatt electric per reactor, which gives you 320 on a four-pack, really is ideal to provide the reliability and availability they need on a plant like the Dow site.

Furthermore, our safety aspects which don’t require any operator action for safety reasons allow us to reduce our staffing contingent. So typically 96 people for a four pack Xe-100. So if you want to equate that to a conventional plant and we scale up to a thousand megawatt, that’s about 212 people compared to 400.

So that really allows us to significantly reduce operational costs of the plant as well. Another important factor on the right-hand side shown is the emergency planning zone. Traditional reactors require an EPZ, a planning zone of about 10 mile radius. In our case, we are restricting it to the diameter of about 400 meters around the reactor, which is essentially the plant site boundary. And then finally on this slide, really in terms of affordability and cost, we know that traditional reactors cost billions of dollars to construct and many years of construction associated with that. And we’ve got an offering that is scalable, number one, and in the sub $2 billion range, which allows and opens up the market to many more potential customers that can afford these reactors.

We can go to the next slide. So how are we advancing advanced nuclear? First of all, we’ve got a clean carbon-free solution that can really be applied to many different energy applications. It’s super safe. Our TRISO-X fuel is designed not to melt and really allows us to place these plants in close proximity to either residential areas or commercial plants such as the Dow site.

It’s versatile, meaning that it can be applied to electricity use or process heat or any combination thereof. The load following capabilities really allow us to support future grids that are going to be fully, loaded with a lot of wind and solar and therefore intermittency. Our design is radically simpler and reduces the number of safety systems significantly, which really also helps us to reduce cost, and therefore make our reactors more affordable for more application areas in the future. So that’s our Xe-100. I’m going to hand over back to Clay to introduce our next speaker. Thanks, Clay.

J. Clay Sell, CEO, X-energy

Thank you Martin for the excellent summary. I’m now going transition to Dr. Pete Pappano. Pete joined us in 2015. He is President of our wholly owned fuel subsidiary, which is called TRISO-X, based in Oak Ridge, Tennessee. Pete, the floor is yours.

Dr. Pete Pappano, President, TRISO-X

Thank you, Clay. Yes. Hi. So Pete Pappano. I’ve been working in graphite and TRISO fuel for basically my whole professional career going back to graduate school in fuel science, looking at high temperature properties of graphite. Then on to Oak Ridge National Laboratory where I was involved in the Department of Energy previous funding in making TRISO fuel. Testing it, radiating it. And with X-Energy been able to assemble a team that has really put a science-based approach to making this material, and doing it cheaper, faster, better. Go to the next slide.

So, TRISO-X fuel, right up front, it’s got a proven safety approach. We know that it works. TRISO fuel and high temperature gas, cold reactors have been deployed with this proven safety record. As Martin discussed, the safety aspects are keenly tied to this type of fuel. So let’s discuss what TRISO fuel really is. Tri-structural isotropic, beginning with the kernel. You can see there on the right you have a uranium bearing kernel. In our case, we use [inaudible 00:45:30] and UC2, which allows us to push the boundaries of the burn-up of the reactor.

The kernel is then encapsulated in four layers of carbon. You have a low density carbon buffer layer to that. You have an inner pyrolytic carbon layer. A silicon carbide layer and then an outer pyrolytic carbon layer. And these layers act in unison to contain fission products and protect the public. And all of the things that were discussed about close and siting smaller boundary have to do with these added barriers between uranium and the public.

It was also mentioned that TRISO-X fuel does not melt. Um, how can that be? Uh, it’s because it’s all made of ceramics and graphite, which do not melt. Um, Martin talked about the temperatures that the, the steam and, um, seas in the reactor of about 760 degrees C. Uh, these materials are actually formed above 1000 degrees C. The pebbles are actually fired close to 2000 degrees C just in making them. So the, the fuel itself has seen nearly double the temperature that it will see in the reactor. So we, we know that it’ll work. We know that it’ll withstand the temperatures that we see in the reactor, uh, and not melt.

We, we piggyback here, like I said, on a U.S. uh, DOE investment of about $400 million in the development, fabrication, qualification of this fuel. I was actually a lead on that project with the Department of Energy some 20 years ago. I’ve been doing this, uh, like I said for a long time. And then now with TRISO-X, we’re going finally take it to commercial.

Think we’ll go to the next slide. So, not my words, but the words of the Department of Energy are that TRISO fuel is the most robust nuclear fuel on earth. Um, we have a proprietary, uh, way of making it here that we call TRISO-X. We have a team established at, inside Oak Ridge National Laboratory where we make material that is uranium bearing every day. We’ve been doing this, uh, since about, uh, 2017.

We handle HALEU or High-Assay low-enriched uranium in this facility. Um, this, this material is the containment, so you don’t need a big structure around the building and that, that has been discussed. Um, we’re actually delivering the containment to the reactor, uh, every day of the week, um, from the fuel facility. So again, opening up the, uh, the TRISO particle, we have a kernel in this case with the Xe-100 to use a 15.5% enriched material.

To that, we add these four layers. They act as barriers to the public. Then the TRISO particles are formed, uh, into the 60, uh, millimeter diameter pebble. We put about 18,000 of these little TRISO particles into, into one pebble. Um, that’s about seven grams of uranium, but only one gram of uranium 235. So, it’s, it’s, it, it’s, uh, proliferation resistant as well. And then into the reactor, we take, um, about 200,000 pebbles, uh, to fill up the core of, of one Xe-100 reactor. And then pebbles are sort of matriculated down through the, through the, um, reactor, um, and recycled or, or go to spent fuel.

Next. So where we are in the process, like I said, we have a pilot facility in Oak Ridge National Laboratory. You can see this on the, on the left. Um, we say it’s a pilot facility really because there’s only one piece of equipment or one station per operation, but the scale of the equipment is commercial. So we’ve proven quality at this level. We don’t need to make the equipment any bigger. We will just replicate it in a bigger facility. Um, towards that bigger facility, we’ve broken ground on it. That’s on the, that’s on the right. Um, you can see, uh, last year we had Governor of Tennessee, uh, local Congressman Mayor. It was, it was a great event.

We have the land, uh, acquired. It’s about 110 acre site in, in the west end of Oak Ridge, Tennessee. Uh, we have, uh, a license application to the Nuclear Regulatory Commission submitted last year to the NRC. We are under review of the NRC. This will be a first of a kind type, um, uh, application and license with the NRC. So TRISO-X i- is truly a, uh, a world leader in and a and a first to market, uh, in this area of making TRISO fuel via our patented methods.

So, here we have an artist representation of what the facility will look like. It’ll be North America’s first commercial advanced nuclear fuel fabrication facility. Uh, like I said, we have completed the application that was about a three-year effort starting in 2018 to compile an application, uh, to the U.S., uh, Nuclear Regulatory Commission in, in part 70 space. Uh, that’s, that’s where how fuel is regulated via a special nuclear material license.

We understand the process. We have all of the safety aspects, environmental aspects, um, uh, and, and, and radiological protection, uh, processes in place. That’s all been summarized. NRC has been reviewing it for about a year. That makes this, again, the first to market in this area. Um, we anticipated actually a 36-month review on the application, but because of the, the high quality and, and interactions that we’ve had with the NRC, uh, we, we were pleasantly surprised to receive a 30-month review, which puts us receiving the special nuclear material license in the mid 2025 range with, with good margin to be able to then start producing pebbles in support of the Xe-100 schedule.

Um, again, I just can’t emphasize enough that, um, you know, having an NRC license is, is key to doing anything commercial. It really separates, you know, the, the, the players from the fans, if you will, in, in this world. Um, because it’s not easy to do. You have to have a lot of data behind you. You have to collect a lot of data and have a strong team, which we do. Our team average is probably over, you know, 200 years experience if you combine them to get this, get us to where we are now. And I thi- and then I will hand it back over.

Sam Levenback, Vice President, Corporate Development, X-energy

And now we have time for some questions. If you have a question, please raise your virtual hand and we will unmute you to ask your question.

J. Clay Sell, CEO, X-energy

Thanks, Sam, for that intro. And, uh, and while we’re waiting for the first question, I’ll ask my colleagues, uh, or my presenting colleagues to turn their cameras on and be ready.

Ujjal Basu Roy, Senior Vice President, ICR

Right. First question is from Brian Dobson of Charlton. Brian, your line is open.

J. Clay Sell, CEO, X-energy

Brian, if you’re talking, I can’t hear you.

Ujjal Basu Roy, Senior Vice President, ICR

Brian, you might be on mute. Brian. Next question is from Mark Bianchi from Colin. Mark, your line is open.

Marc Bianchi, Cowen

Okay. Hey, can you hear me?

J. Clay Sell, CEO, X-energy

Marc, we got you.

Marc Bianchi, Cowen

Okay, (laughs) great. Um, tha- thanks for the presentation. I guess, uh, couple questions around the fuel. So maybe first if you could address, um, kind of the HALEU bottleneck and what, um, the requirements, uh, for sea drift would be, and then sort of what, um, the capacity you see is to sort of support further, further projects beyond that.

J. Clay Sell, CEO, X-energy

Uh, tha- thank you, Mark. Let, let me, let me address that and then I may have, uh, uh, Pete color it in a little bit. Uh, so, uh, you know, there’s, as you know, there’s an abundance of, of uranium in the market. The constraint today is primarily enrichment services. It’s a particular constraint for, uh, High-Assay LEU fueled, uh, uh, reactors because our reactor, TerraPower reactors, most of the Gen four reactors require enrichment levels above 10%. In our case, we enriched to 15.5%. So today’s constraint is enrichment capacity. Uh, we’re encouraged by a number of things happening in the market. Number one, uh, the domestic U.S., uh, enricher, Centrus is beginning the demonstration of their HALEU, uh, enrichment capability.

Uh, uh, and they, they will soon begin producing about a ton a year. Uh, also, uh, the U.S., uh, based, I, I mean the u- uh, in enricher that has a large facility in the U.S. is Urenco. Uh, they are also committed to, uh, to the, to a construction plan that would render, uh, uh, uh, HALEU in the marketplace from that large enricher, the largest U.S., uh, richer in the 27 to 28 timeframe. Uh, so we’re really encouraged by those developments and they are being further supported by significant resources, uh, almost a billion dollars in resources, uh, in, in the, uh, Inflation Reduction Act, uh, that, that was passed, uh, uh, last year.

If you’re doing the math, uh, I’ll tell you to your question, Mark, we will require. Roughly six tons of material for the first core loading. I fir- six tons of, of, uh, High-Assay LEU for the first core loading at Dow Chemical. And you can think in terms of that core, basically lasting three years before we need to start phasing in replacement pebbles. Uh, and we need to begin manufacture of that, uh, core, uh, well before the commercial supplies will be available in 27, 28. So at X-energy we always have multiple, uh, backup plans. What we have secured some time ago is a commitment from the Department of Energy to use excess supplies of material that they have to provide to us high assay, LEU uranium, uh, so that we can fabricate the first core, uh, for our demonstration project and have that fuel ready, um, uh, by, by early 2029.

So good, good progress in the commercial sector. We’re confident that it will be a diverse, fully functioning commercial sector in the 27, 28 timeframe supported by strong U.S. government policy. And in the interim, uh, the U.S. Government Department of Energy will provide us material to meet our initial fuel core production requirements.

Marc Bianchi, Cowen

Okay, great. Do I, do I still have the line here?

Ujjal Basu Roy, Senior Vice President, ICR

Yes you do.

Marc Bianchi, Cowen

Oh, great. Thanks. Um, the, the other question on fuel, um, was around TRISO-X and, you know, there’s, I, I guess other TRISO fuel, um, being developed. Like what’s different about TRISO-X and, and is there a business plan to be selling TRISO-X to third parties?

J. Clay Sell, CEO, X-energy

Uh, I, I’m gonna briefly answer that. I want Pete, Pete... Yes, that, that’s part of our business plan, uh, uh, to, to service the needs of other advanced reactors. And we’ve, and we have existing relationships with virtually all of them and have produced, uh, test quantities of material for, for many of them, uh, uh, uh, initially. What’s truly special about TRISO-X is quite frankly, is the intellectual property which Pete and his team produce to do it quicker, faster, and with higher quality and at lower cost. And I’ll let Pete elaborate on, uh, uh, uh, some of the secret sauce he developed.

Dr. Pete Pappano, President, TRISO-X

Yeah, no, thanks. In fact, that’s a great answer. Um, so TRISO particle is not new. I think as, as, as, as we’ve shown. It’s just how we make it is new and it’s all covered under RIP. Uh, I think probably the, the biggest advances that TRISO-X made have been in the kernel, uh, fabrication area, and then the coating of the kernel. Um, uh, frankly, the kernel making process has been the Achilles heel of particle fuel for a long time. Um, and you know, at the highest level it’s because you’re trying to mix, uh, a solid that doesn’t want to be mixed with the fluid and then form a, a sphere. Uh, and we’ve figured out how to do that, um, you know, without necessarily mixing a solid, uh, and a liquid and doing it better.

Uh, and then in the area of the coatings, uh, it’s how you fluidized the bed and, and how you crack the gases coming in and get them to deposit equally overall, the particles in this chaotic environment, our fluidization process and how we measure the temperature in that is, is some of the secret sauce, uh, as Clay mentioned. Again, all of this is covered under RIP. Uh, you know, TRISO, again, not new, it’s just how we make it. Takes advantage of, you know, modern fabrication techniques and material science that maybe wasn’t available in the 1960s.

J. Clay Sell, CEO, X-energy

A- and, and we’ve, and we’ve, our, our work is Pete’s work and his extraordinary team. Has been further validated by, with, uh, you know, uh, contracts for, for fuel materials from NASA and DOD for space and military purposes. So, so there is a, there is a broader, um, market for TRISO fuels just beyond commercial nuclear and advanced nuclear and, and, uh, and TRISO-X uh, has relationships with all of those and, and has sold fuel, uh, to all of those.

Marc Bianchi, Cowen

Great. Thanks so much.

Ujjal Basu Roy, Senior Vice President, ICR

All right. Our next question comes from Jon Windham for UBS. Jon, your line is open.

Jon Windham, UBS

Hopefully you can hear me now.

Ujjal Basu Roy, Senior Vice President, ICR

We got it.

Jon Windham, UBS

All right. Perfect. I just, I was hoping you could help me with some of the basic math of the conversion of pebble production, um, for the TRISO fuel into what a reactor needs. I think you had said there’s like 200,000 pebbles, um, per 100X.Um, I wonder if you can talk about maybe if pebbles is the right unit, what the production is at the factory, um, for the fuel and then what the consumption rate is sort of a refueling of each reactor just to help us sort of understand fuel production and fuel consumption.

J. Clay Sell, CEO, X-energy

Pete, you take it and if, if need be, we’ll, we’ll also flip to, to Martin.

Dr. Pete Pappano, President, TRISO-X

Right. So the, the capacity at the, uh, at the TRISO-X Fuel Fabrication facility, uh, is nominally, um, five to, to six metric tons. And that has to deal with, uh, you know, the level of enrichment that we’re dealing with, which equates to, you know, seven to 800,000 pebbles a year. Um, then, you know, an Xe-100 reactor takes, you know, about 200,000 to 230,000 pebbles. Um, just to, to fill it up. Refueling yearly for a pack has done about 250,000 or, um, you know, like 60,000 pebbles per unit per year.

J. Clay Sell, CEO, X-energy

So, so, so John, just just to, to clarify, a single Xe-100 reactor is 220,000 plus pebbles. Pete’s initial facility will produce 800,000 plus. Uh, the, the facility we’re building for Dow will actually have four, uh, nuclear modules. Uh, uh, so you know, the initial core loading, we will call it 880,000, uh, uh, uh, it pe- pebbles. And then Martin, will you address, uh, the flow rate of, of the pebbles, uh, the lifetime in the reactor? How the, how, how they’re consumed, et cetera.

Dr. Martin van Staden, Senior Vice President, X-energy

Sure. Yes. Uh, I think our, our presentation was a bit light on that. So, uh, at full power our reactor will use about 175 pebbles per day. So, uh, we recirculate the fuel through the pour. So, uh, each pebble will go through approximately six times, and it takes about six months for the pebble to traverse through the core, uh, for one time. We then measure the burnup when it comes out. And if it’s not fully spent, we send it back in and, and it’ll go back in about five times. So total six passes. And that averages out on about 175 pebbles per day per reactor if you’re running at full power. So, so in a year it’s about 229,000 pebbles, uh, running at the typical load factor that we use, uh, for the reactors, which is about 95%.

Jon Windham, UBS

Right. Uh, perfect. Thank you for that. Just make sure I’m not doing the math wrong. That, that would basically imply that the initial production of, uh, the pebbles is enough for four reactors?

Dr. Martin van Staden, Vice President, Reactor Development, X-energy

Well, I think it can do. At 800,000 pebbles we could most probably do, uh, four plants, just under four plants. So four, four packs.

Jon Windham, UBS

Four, four packs. Okay. Got it. Got it. I thought I was missing something. Okay, so it’s, it’s, it’s four times a hundred not...

Dr. Martin van Staden, Vice President, Reactor Development, X-energy

Correct.

Jon Windham, UBS

Okay, so the 200,000 pebbles is for four times a hundred?

Dr. Martin van Staden, Vice President, Reactor Development, X-energy

Yeah. So-

Jon Windham, UBS

Okay.

Dr. Martin van Staden, Vice President, Reactor Development, X-energy

... be careful that the initial load is 220,000 pebbles. But it also, if you multiply that for the four, for a four pack over annual usage is about 229,000 pebbles for a four pack annually at full power.

Jon Windham, UBS

Perfect. Uh, so (laughs) I appreciate that. Sorry for the basic question, just trying to understand sort of-

Dr. Martin van Staden, Vice President, Reactor Development, X-energy

No problem.

Jon Windham, UBS

... the basic math. And, and if I, if you’ll allow me, um, maybe just, you mentioned the DOE funding. Um, the timing of that funding, because NuScale has a similar arrangement with the cost share. That the timing of those payments has been, I think, an issue and a little bit delayed for NuScale. Is that similar, uh, what you’re seeing? I, I think it’s a, an issue more of timing than amount, but any comments on that I’d appreciate and thanks for hosting today.

J. Clay Sell, CEO, X-energy

Uh, yeah, we we’re, we’re, uh, we’re, we’re different from NuScale in, in a number of ways. Uh, there is the, the level of, of, um, uh, uh, political support for the Advanced Reactor Demonstration Program is, is, is quite, uh, e- extraordinary. And, uh, and, and after we won the award, the Congress appropriated virtually all of the money that we would require to the Department of Energy. So NuScale, uh, has to engage each year in the process of getting appropriations through the Congress and, and, and out and continuing resolutions and, “What if they don’t pass an appropriations bill? How does that affect us?”

In, in our case, that’s, we don’t have that issue because in one lump sum as a commitment of, of, uh, of political support and importance, the Congress appropriated, you know, effectively the full amount. It’s actually, you know, about 90% of the full amount. They, they appropriated that to the department. And so that’s, there is no appropriations risk for us that we, uh, uh, ha- have to manage, you know, at least for the next several years.

Jon Windham, UBS

Perfect. That’s what I thought. Just wanted to make sure it, it was clear. Appreciate it.

Ujjal Basu Roy, Senior Vice President, ICR

Again, if you have a question, please raise your virtual hand and we will unmute you to ask your question. We have a question in the chat from Caroline Davis of Bank of America. What is your outlook on the availability and supply of uranium fuel? So the question is, what is your outlook on the availability and supply of uranium fuel?

J. Clay Sell, CEO, X-energy

Uh, uh, thank you Caroline for the question. Um, uh, uh, I- I addressed this, I think on- on- on Mark’s question that he asked. Uh, you know, we- we’ve- we of course watch closely as I’m sure many of you do, uh, the global uranium markets. Uranium is a commodity, uh, it goes up, it goes down. The constraint globally in the market today is largely, uh, in- in- in the enrichment service portion, so- so increasing the percentage of U-235 i- in the fuel. Uh, from a- from a global supply standpoint, you know, uh, there’s an immense amount of uranium in the United States, uh, but most of the most economic and commercial production today is in Kazakhstan, Australia and Canada.

So we benefit tremendously from our own domestic reserves as well as the, uh, uh, uh, the close relations that we share with- with- uh, uh, Canada and Australia particularly, which really mitigates our ur- uranium supply risk. Again, the constraint is enrichment, and, uh, and- and we are very encouraged by the developments in the marketplace to de-bottleneck the enrichment constraint, certainly by the time we are into full scale multi-unit per year deployments in the next decade. A- and- and if- if, Caroline, if there was something more to your question which I, uh, have failed to appreciate, please, uh, please ask a follow-up.

Ujjal Basu Roy, Senior Vice President, ICR

All right. And the next question’s from Brian Dobson of Chardan

Brian Dobson, Chardan Capital Markets

Hi, good morning. Um, so from a- from a broader point of view, you know, there- there is an increasing political will for the technology. But as you see it, what- what really drives a- adoption of the technology, um, on a, call it state and municipal level? Uh, and- and are you seeing, you know, I guess could you characterize the type of pushback you might be seeing from states and municipalities as you discuss this type of power?

J. Clay Sell, CEO, X-energy

Yeah. Well, what- what drives the a- the- the adoption of nuclear power at the- at the state and local level is- is the need for clean, firm power. And I can’t emphasize that enough, clean, firm power. Today in the United States, the bulk of clean power, uh, uh, of clean, firm power is provided by hydro and nuclear. The other firm power is provided by hydrocarbons, coal and natural gas. Uh, we are now, you know, the- the public policy commitment you’ve seen is to basically phase out coal. You cannot simply replace firm power like coal with wind and solar and renewables, because as you all know, when the wind’s not blowing and the sun’s not shining, you still need power.

Uh, and- and so, the- quite frankly, the state and locals, you know, uh, uh, i- in my home state of Texas, uh, the grid is seeing more disruptions, more brown outs, more blackouts than it has in any time in the last 50 years. And that’s largely attributed to a change in the market design in Texas and a significant penetration of wind and solar on the grid. So there is an increasing recognition that we need spinning reserves on the grid, and that desire for firm power is the chief objective. But again, you need firm and clean, and that’s where advanced nuclear is particularly apropos, uh, uh, for- for replacing coal, uh, and- and- and- and meeting this- this need. There- there was a second aspect of your question, which I think I’ve, c- what- what- what was the second piece of your question? Oh, oh, the concerns of the c- concerns that we see in- in... Uh, you know, I- I’ll tell you, there is, you know, uh, a- among the lightly informed, the conventional wisdom is, people don’t like nuclear power plants. Among the well-informed or moderately informed, uh, you find that they are, uh, welcomed and- and- and quite popular. The closer you get to a nuclear power plant, uh, the higher the level of public support is. I mean, quite frankly, for obvious reasons because that is a community that has an economic interest to become informed and- and get comfortable with the technology.

But let me give you two examples. When Dow Chemical was trying to decide where to site its, uh, they had announced that they were gonna build a plant on the US Gulf Coast, you know, a competition broke out among their sites in Louisiana, in Texas, and among the- uh, the- the- the c- state and county leaders in- in those two jurisdictions as to who would get the plant. Not who would not get it. It was a competition for who would get it. When my colleagues at TerraPower, uh, you know, uh, s- ch- t- uh, tried to site their plant in Wyoming, there was a competition between four sites as to who would get it, not who would not get it.

So I think there’s, you know, p- particularly in s- in- in small town USA, uh, where maybe a coal plant or a large natural gas plant was the biggest asset in- in that community, and you’ve seen that- that- that coal, that- that- that coal plant retire, there is tremendous interest in having the economic asset and the jobs come to the community, particularly when you- we bring a technology like our TRISO-X fuel, HTGR, that is an order of magnitude safer than any technology that’s ever been deployed. And when we make that safety case to the community, it really enhances our ability to, uh, earn, uh, the social license to operate. Uh, in- in- in my judgment, this- the- this will not be a constraint. We respect the community, we respect, uh, what we have to do, but- but it’s a story we can tell, our technology tells it well, and we don’t anticipate that being a material hindrance to our deployment plans.

Brian Dobson, Chardan Capital Markets

Yeah, excellent, thanks. That’s certainly an important way to, uh, to improve grid flexibility, uh, and infrastructure. Uh, thanks very much.

Ujjal Basu Roy, Senior Vice President, ICR

We have one last question for the session from Chris [inaudible 01:12:59] from Siebert Williams. Chris, your line is open.

Chris Ellinghaus, Siebert Williams Shank

Hey everybody. Uh, thanks for having this today. Um... Dr. Pappano- already went through the, uh, sort of fuel, uh, licensing expectations. Could you go through sort of the remaining permits and licensing expectations?

J. Clay Sell, CEO, X-energy

Uh, uh, thank you for the question. We’re actually, if- if- if- if you could hold through the next section, uh, I’m gonna have, uh, uh, Tom Nixon work through our licensing plans and then we- there- that will run for about, you know, w- 20 minutes and then we’ll have another Q&A session. I suspect, uh, many of your q- or a major part of your question will be answered there. And, uh, and if you c- if you can last that long, then, uh, the- there will be an opportunity for a follow-up. Is that good?

Chris Ellinghaus, Siebert Williams Shank

Sure. I got a couple other for you though. Um, manufacturing capacity for components? Uh, wh- what do you see in terms of bottlenecks there?

J. Clay Sell, CEO, X-energy

You’re- you’re gonna love Tom Nixon’s portion of the presentation. Uh, l- look, we’re- we’re deeply involved, uh, with our supply chain. Uh, uh, you know, all of our major components we have multiple suppliers for. And in some cases, we have selected a preferred strategic supplier who is already working with us, in same cases with- with personnel deployed to our design center in Rockville, Maryland. And so, we’re- we’re well advanced, we have detailed cost estimates. Uh, I- I- I’ll tell you, w- we’re, uh, uh, initially, uh, because we’ve so heavily focused on the initial deployment, um, I- I think we- we have a l- uh, an appropriate level of confidence that our supply chai- chain can deliver. Uh, and- and we’re already focusing on the n- on the next order question about as we achieve scale, uh, of multiple deployments per year, uh, what do we need to be doing now, four, five, six, seven years out to ensure that our supply chain can meet that? From an enrichment, from a fuel manufacturing, from a pressure boundary manufacturing, et cetera, et cetera, et cetera. And- and Tom will talk about that in more detail in the next section.

Chris Ellinghaus, Siebert Williams Shank

Right. One more, see if this is coming up as well. Dr. Pappano’s manufacturing facility, can you talk about cost? And can you also talk about, you know, when- what- what kinda timeline do you anticipate needing additional capacity?

J. Clay Sell, CEO, X-energy

Pete- Pete, go ahead.

Dr. Pete Pappano, President, TRISO-X

Yeah, so- so the, um, you know, the costs associated with the fuel facility are 50 percent subsidized by the- the ARDP program. Um, you know, we think that the- that the- that the- you know, that the whole- the X-energy portion of- of that will be in the 150 to- to 200 million dollar range. Um, as- and then as far as, you know, the expansion, um, you know, we- we- we- we anticipate expansion probably by the end of the decade or- or early into the 2030s. Um, dependent on, you know, XE100 sales. The nice part is, uh, we showed you a small picture of the site and the- and the groundbreaking. It’s 100, like I said, it’s a 100 acre site, already cleared. Uh, it allows us expansion probably of two- two to three more facilities there, so we already have the spot picked out. Um, we’ll have one facility up and running and then we would just, you know, duplicate it right next door, kind of cookie cutter, you know, for- for a fraction of the cost of the- of the first facility.

Chris Ellinghaus, Siebert Williams Shank

Great, thank you very much.

J. Clay Sell, CEO, X-energy

Lemme- lemme add a- a- a comment on- on cost. Just in terms of our business model, there is significant cost that is borne by the sponsor in terms of the quantities- inventory quantities of both uranium and enrichment services. Those costs, just from a- from a business model and balance sheet standpoint, are- are- will be borne by our sponsor, by- by the owner of the plant. Um, so what- what- what- what we do at TRISO-X is, it’s- it’s really a- a fabrication, a tolling operation, we take the uranium and the enri- the enriched uranium in, we fabricate it into the fuel, and- and- and- and- and- and- and sell the- that fuel manufacturing service, uh, to the sponsor. Uh, you know, f- from day one, uh, we’ve been heavily focused, of course, uh, uh, o- on- on, uh, uh, you know, the- the found- our founding, uh, four principles at X-energy, we’re safe, secure, clean and affordable. So affordability of our design, both on a CapEx and a variable cost, uh, OpEx, uh, uh, uh, standpoint, is- is central. And those two things work together, uh, uh, to- to produce what we believe will be a very attractively, uh, priced clean, firm option against any other clean, firm option in the marketplace. Whether it’s large nuclear renewables with battery storage or natural gas with carbon captured sequestration.

Chris Ellinghaus, Siebert Williams Shank

Great, thanks for the details.

Ujjal Basu Roy, Senior Vice President, ICR

And then last, literally the last one for now is on the chat again, uh, from Andrew Percoco from Morgan Stanley. What is the estimated levelized cost of energy from the facility with Dow? Uh, what’s the estimated LCOE from the facility with Dow? We will take all of the questions after the next Q&A session, this is the last question after which we will take a five minute break.

J. Clay Sell, CEO, X-energy

Oh, uh, neither we or Dow have published, uh, uh, that estimate in- into the public record, so that’s si- simply not something that we can address. We will talk about e- economics more generally in the- in the last session of the report, uh, today.

Sam Levenback, Vice President, Corporate Development of X-energy

Great. With that, we’re gonna take a short break, uh, of f- five minutes. Thank you. We’ll start back up in two minutes. It’s 11:25, we’ll start back up. Clay, Tom, the floor is yours.

J. Clay Sell, CEO, X-energy

So, n- now we- now we get to the, uh, the- the much-anticipated, uh, uh, uh, briefing from Tom Nixon, the head of our commercial operations. Up- when you- when I say commercial operations, think of that as all things related to the XE100, uh, the r- the power plant side of the house. Tom brings to us a- a long and distinguished, uh, uh, uh, record of construction success, uh, as a long time, uh, uh, uh, executive at- and- and- and project manager at Bechtal and then most recently, uh, uh, of Google. Tom, the floor is yours.

Tom Nixon, Senior Vice President, Commercial Operations

Thank you, Clay. Um, yes, hello, good morning, my name is Tom Nixon. Uh, I have been working professionally for about 36 years in- mostly in the nuclear industry. And I’ve touched on everything from engineering, procurement, construction, primarily construction, and project management. And, uh, I have s- worked on various different project of every different size, all the way up to the mega projects, and I’ve seen just about every natural phenomena you can see on a project. I’ve been inside almost two dozen nuclear containment units, in some of them multiple times, and I’ve not only just done nuclear in the power sector, I’ve done combined cycle and coal plants and other different type of power things, transportation, telecoms, internet fiber and data centers.

Let’s go to the next slide. Okay, thank you. Um, so how are we executing our path to commercial delivery? Well, as you can see on this slide here, this is our pathway to do that but it is showing at a high level what the summary is. And- and we’ve already provided some check marks here to identify what we’ve completed, which is conceptual and preliminary design. And of the- that design, we’ve got 41 of our 42 systems that were completed in the time span of between March and December of last year, all favorably moving along well. Now we’re into the final design and that too is progressing as we want it to and- and the schedules that we need. Um, the one thing I wanna point out on this slide though is where we get into the construction and commissioning that is downstream and we are working to get to that point, but we will do that only after our design is complete before we begin any kind of construction. And this is a key lesson learned from what we’ve experienced at Vogtle.

Next slide. Okay, first of a kind require a lot of good best practices that have happened over the years and we’re leveraging a lot of that from, uh, our o- other projects that we’ve seen and our team members and we’re trying to look at what we can do best overall, finding the best athlete to do what makes best sense for the development of the XE100. Uh, we’ve also embedded in to our organization constructors and suppliers, they work right alongside with our, um, X-energy folks, and they’re doing it in all phases whether it d- be design, uh, cost, scheduling, uh, advanced work packaging, development, and even the 4D modeling. So they’re right there, day to day, working with us. And with Dow having, uh, agreed to work on this and to accept this kind of a job with us, uh, that partnership is just simply outstanding and one of the best situations for the development of the XE100. The collaboration with Dow will certainly give us reduced risk and uncertainty in the build. And, uh, we expect to leverage that first build, uh, to be able to apply it towards all of our future builds. Um, so our suppliers. We went through a really rigorous, competitive process to go figure out who is best in class that we can go with, the suppliers. And a lot of them are US-based or friendly to the US in- in many cases. And some of them have even invested in X-energy because they believe in what we’re doing, uh, which is an outstanding achievement and a outstanding approach to be in. W- we even went as far as looking at all the different suppliers and decided to look at our breadth and depth and, um, wanted to look at, um, multiple suppliers and provide everything that we need from almost every system and component by having not just one layer of suppliers for but the two or three layers as necessary, and that’s how we’re gonna help, uh, be able to grow as we grow through time. Um, but I do wanna point out that we signed a preferred strategy supplier agreement and that a- arrangement there is for our key suppliers that we have for all of our critical s- components and systems.

Next slide. Okay, some questions came up about the regulatory process and what’s going on, and this is the regulatory process. And, um, the last slide represents that kind of pathway that we’re doing and we’re functioning through that right now. It is a well-established pathway. It’s been used by more than 100 reactors. It’s something that X-energy is very familiar with and it’s something that the NRC is very, very familiar with. And, uh, the approach is essentially, uh, is our de-risking strategy for licensing. And by using that, uh, common path that’s been there for years and years, we know what needs to be done and, uh, we’re stepping through that very carefully.

The next slide here is our progress on that. So, where are we in the true space of licensing strategy? We actually are engaging with the NRC regularly. They are located as someone earlier mentioned that, uh, just about a mile away from our office, and so it makes it very easy for our relationship to grow and conspire because of that relationship or distance of being only a mile away. Um, but we’ve also been able to have good, positive discussions with the NRC and we provided already eight topical reports and 10 different white papers that they’re evaluating. And as it is, we expect to submit our preliminary construction application license in the first part of next year or earlier. And at this point, I’ll hand it back to Clay to talk more about the details of the ARDP cost estimate.

J. Clay Sell, CEO, X-energy

thanks Tom. I wanna talk about our overall, I wanna add just a little bit of color to what Tom said about our- our de-risking, uh, uh, approach. And we’ve made substantial progress on de-risking the XE100 delivery. And I just wanna put it in big picture context. If you’re a company like ours, you’re trying to get to the marketplace, you know, uh, first off, you have to come up with a really innovative, compelling design. Uh, then you have to raise the capital to actually bring that design, uh, to fruition, to the marketplace, and that’s a multi hundred million dollar, uh, effort that you’ve got to go raise the capital to do. We’ve been, quite frankly, a s- a- as successful as anyone in- in- in doing that in this business. Then you have to earn tier one customer validation. And again, I maintain, we’ve been very successful, as e- as evidenced by OPG, Dow, Energy Northwest and others that have selected our technology.

But then you get to the main event. And the main event is project delivery. And the challenge of nuclear in the last 40 years has been project delivery, a proxy on time, a proxy on budget. We have a team of executives at X-energy that have seen the best and the worst. We have probably 20 plus individuals which have joined us from the Barakah project in the United Arab Emirates, uh, which is widely regarded as the most successful advance- uh, uh, nuclear deployment, this was at the gigawatt scale, of the last decade. Uh, as- as, uh, three of those units have come online and the fourth one is- is coming, all with significant, uh, cost improvements and- and delivery success. And a lot of the lessons of Barakah, we have brought to X-energy. But we also have a number of executives that have- that came from quite frankly one of the most challenged nuclear project delivery projects of the last decade, and that’s Plant Vogtle in Georgia. And Tom Nixon, uh, uh, uh, was part of the Bechtel team that, uh, resurrected that project a- and got it across the finish line.

The point I’m- I’m making is, we are extraordinary students of all nuclear deployments of the last X number of years to see what lessons to learn, what do we need to apply, and how can we ensure that we’re successful? We start with a plant due to its safety case that is significantly simple. You heard Martin talk about it earlier. You know, has 90 percent, uh, reduction or- or- or one sixth, uh, the number of safety related- required, required safety related systems. And so, that just leads to a simpler, more elegant design with fewer sub systems, we have 42 sub systems on this- uh, on our nuclear island. So it’s just- it’s just a simpler, more elegant plant to design. So our technology yields itself to better project delivery and project execution.

All of our components are made in a- in a factory and, uh, and then effectively completed in the factory in a quality controlled environment, shipped to the site and construction of the s- at the site. In- in many respects is largely more of an assembly operation. So we start with a significant advantage. So what have we done over, uh, uh, over the last year or so to further de-risk our technology? We have achieved a very high level of fidelity and granularity in our sub systems, we’ve complete 800,000 engineering hours on the XE100 design to date, 250,000 engineering hours on the TRISO-X design to date, and over 117,000 hours invested in our pre-application regulatory engagements. All of that is reducing the risk on project execution.

As Tom alluded to earlier, we’ve engaged and selected our major suppliers and integrated them into our design process. So this is not a question of our designers designing something and then the manufacturer showing up two years later and saying “Uh, it- by the way, what you designed, we can’t build.” We are integrated, so we are- we ensure through regular reviews how we’re designing it can be both manufactured and constructed. That- that’s why last year, this time last year, we made the decision to bring in constructors, integrate them into the detail design, the final design, the last two years of final design, to ensure constructability. Again, as Tom indicated, one of the biggest lessons of Plant Vogtle was you have to have the plant 100 percent designed through advanced work packages before you start construction. We will apply that lesson without question at- at X-energy. Not only will we have it designed, but we will have it constructed virtually in 4D, um, before we ever scratch ground for nuclear construction o- o- on our first project.

Finally, we’ve been able to, um, based on our working relationship with our suppliers, get a bottoms up, uh, uh, in- information on our cost, uh, uh, uh, for not just the- the, um, overnight cost for our first project with Dow but, uh, in- increased information on the cost of our fuel effort, the design effort, the manufacturing piece. Uh, and so we are in a much stronger position today than we’ve ever been in our de-risk, uh, deploying approach. Let’s go to the, uh, next slide please. The- uh, there are major learnings which will occur between the first of a kind and the nth of a kind. And- and it- it’s not unique to the nuclear field but- but you often hear nuclear vendors talk about FOAK, first of a kind, and NOAK, which is the nth of a kind. And that’s really the way we talk about this path down the cost curve, how we incorporate learnings, not just on the construction project delivery, but the learnings and cost savings that the manufacturer of our components will achieve as they increase, uh, scope.

The- the Department of Energy, which has the best insight of anyone on the cost of- of, um, uh, of advanced nuclear, indicated in the report, uh, a couple of months ago, uh, uh, a first of kind cost of 62,00, s- $6200 per kilowatt electric install. And- and- and- and how that will come down the cost curve. For u- for us at X-energy, we anticipate, uh, uh, uh, six four packs, uh, by the six four pack we’ll be all the way down to our target nth of a kind cost. And you see, it has a very, very meaningful improvement, uh, which will ensure that we are, um, uh, uh, extraordinarily competitive against other clean, firm power options in the marketplace. The daily estimate, you know, took a typical 300 megawatt plant from roughly two billion down to roughly 1.15 billion by the time you achieve the nth of a kind cost, and that is the trajectory, uh, that- that we are pursuing, uh, at- at X-energy.

I want to address something that we illustrated in our most recent S4, if we go to the next, uh, uh, slide. Uh, we have, uh, re-estimated at the conclusion as we were entering detail design. And once we, uh, made the decision to, uh, change our advanced reactor demonstration partner from our previous partner, Energy Northwest, which is still going full steam ahead, but to Dow, which w- which was in a position to move more quickly, uh, we- we re-estimated the cost of the program. We are now estimating that the total costs of all aspects of this program will be between 4.7 and 5.7 billion. That’s over the remaining between now or- or- or starting from two and a half years ago to, um, uh, delivery of the final unit for Dow delivery of the final unit in 2030. And- and- and we’ve received questions, why did the cost go up? Uh, the first I know that you’re quite familiar with, because it’s happened in every capital intensive, hardware intensive, uh- uh, industry in America, uh, and that is the historic inflation that we’ve seen in- in construction commodities. Cabling, rebar, concrete, uh- uh, you know, we’ve, uh, you know, steel. We’ve seen increases, uh, at the commodity level, between 20 to north of 60% over the last two years.

We’ve seen increased inflation in- in- in labor costs, we’ve seen- seen increases in the cost of money. All of which have led to increases in- in our estimate to complete our ARDP program. Uh, we’re also dealing with the, with- with the resulting challenges of- of, uh, the post-COVID supply chain. We see those abating. But nonetheless, at the time we re estimated. Uh, the cost, uh, late last year, early this year, those, uh, th- those impacts were at, were at their fullest flowering.

Uh, another impact on our cost estimate is- is- is the change to- to DOW, it’s a change that the Department of Energy absolutely embraces for its ability to demonstrate, uh, to the marketplace not just clean electricity production, but electricity and steam production. That allows, uh, to completely decarbonize a manufacturing facility. It’s a different plant, uh, so that will require, uh, some additional design work, and it will also extend the period of performance. Uh- uh- uh, our initial, uh, cost assessment was for a seven year period of, uh, performance, but the move to DOW, th- and- and with the deliver in the 29-30 timeframe, that stretch, that extends the period of performance two and a half years.

Which has a- a- a significant increase in cost. We’ve also learned more, as just so the granularity of our understanding, of what it’s gonna take, uh, to complete this has been greatly expanded, appropriately, as we have completed our preliminary design. And so, we’re now estimating today that over the life of the program running through 29-30, that the cost will be somewhere between 4.75 and 5.75 billion. I wanna emphasize that we only anticipate 15 to 17 and a half percent of those costs, or kinda $750 to a billion of those costs, coming from, uh, uh, fr- uh, from X-energy.

The rest of those costs, we expect to be borne by the department of energy or our customer, Dow Chemical, who will, who will be, uh, providing the private dollars, the private [inaudible 01:42:07], uh, for the, for the construction of the plant. With that, I wanted to, uh, to wrap this, uh, section. And I think we will now transition to Dr. Ben Reinke, our vice president of global business development, to talk in a little more detail about the XE 100 use cases and our customer pipeline. Ben, you’re on.

Dr. Benjamin Reinke, Vice President, Global Business Development, X-energy

Thanks, Clay. Um, great to- to be with you all today, and, uh, a quick, uh, a couple words about- about me, uh, I am a PhD nuclear engineer by training, uh, but when I left- left academia, I came to Washington DC and worked in the policy world for about five and a half years. About three and a half, um, over on the Senate Energy and Natural Resources Committee staff, uh, where I worked on a lot of- of enabling, uh, policy legislation, and then jumped over to the Department of Energy, where I ran the policy office and- and was the senior advisor to the deputy secretary and then the Secretary of Energy.

I joined X-energy a little over two years ago, and led internal corporate strategy. Um, and several months ago took over, uh, leading our global business development team. And so, uh, I’ve spent a lot of time thinking about the- the three slides that we’ll talk about here, uh, briefly. Um, but I’m excited to, uh, to tell you about what is going on in our pipeline and- and what we’re interested, uh, in doing in the future. So, we have a number of different market segments, um, that are really driving interest in our- our potential technology applications. Some of these we’ve- we’ve hit on earlier today. Um, and, you know, I could talk ad nauseum about each of these, um, which are really all fascinating.

But it’s, suffice it to say, what Clay mentioned earlier about the need for clean, firm power is really driving a- a lot of these market segments. The second piece to this is, that because we have the differentiation, uh, within our- our segment of advanced small modular reactors, providing a higher temperature process heat as an output, we’re seeing new market entrance that have never looked at nuclear before. Um, in addition to that, we’ve got use cases from traditional utilities and smaller utilities that have never been in our segment before, that are interested in replacing, uh, fossil generation today.

Uh, either before of the end of life of those assets, uh, or because they’re- they’re being driven to do so by their own carbon commitments, or- or by other factors in the market, like- like policy. Um, and in those cases they’re being driven to provide firm power as well as, uh, flexible power. To be able to- to load follow renewables.

So, um, I’m gonna jump into three of these in particular that I think are worth highlighting, if- if you could go to the next slide, please. Thanks. So, uh, uh, there’s a lotta noise being made in the marketplace, uh, about re- repurposing coal facilities. And this is a big driver for us. Uh, you know, earlier Martin, uh, talked about the trade studies that- that X-energy went through, that he led in trying to, you know, define the right, uh, size of our product for the market. And one of those, uh, important features was the size of an average coal plant to replace, uh, with, uh, a- an advanced reactor like ours. And, you know, in the range of- of around 300 megawatts is a great fit.

And, uh, for us, we have been targeting the potential, uh, application of our technology for coal replacements. Uh, originally we were looking at the US, but as- as we’re finding out, this is a key feature not just in the United States, but also elsewhere. In Canada, Europe, and- and, uh, in other, uh, areas of the world. And in- in particular, we’ve actually looked at this. Um, many, uh, of- of our- our friends, uh, and allies in the industry are talking about the potential benefits of going to a coal site.

Um, we have been paid by the- the state of Maryland to study this for an actual coal site in- in, uh, the US. And, um, and to understand, with a model for- for looking at how to assess the value of that site, um, what the- the drivers are for helping it, and driving down cost benefits. Uh, additionally, we’ve got the industrial applications, uh, piece, which we’ve talked quite a bit here about. Um, but to, uh, we’ll- we’ll draw a bit more of a fine point on this.

Uh, this is really, uh, being- being enabled by the temperature outputs of our reactors, but also by the size of the reactor. One of the things that I don’t think we fully appreciated, um, until we got into our relationship with Dow, is that a, uh, an 80 megawatt electric and 200 megawatt thermal unit is a great size for industrial applications. Most industrial applications require either effectively, 100% reliable steam, or effectively, 100% reliable electricity, and in some rare cases, uh, both.

And that’s really impossible to do with any energy source, unless you tie multiple units together, to provide redundant, uh, options for power and steam. And so, uh, Dow being a prime example of a, uh, a- a heavy industrial that requires reliable steam, you know, at nearly a 100% effective reliability level, is driving their desire to work with, uh, a technology that’s in our size range, um, with the outputs of steam temperature, pressure and flow rate, that work for their needs as a heavy industrial.

Um, so, we’re seeing that in- in other industrial areas as well, ranging from, you know, steel manufacturing, to oil sands extraction, to, um, all kinds of other heavy manufacturing, and in each case, uh, we’re finding that the- the size of our unit is actually well suited to provide more redundancy, um, and- and reliability, uh, for deployments at those sites. And last but not least, we have the ability to- to enable hydrogen production. You know, hydrogen and the market for hydrogen is- is a really hot topic across the clean energy world today.

Um, it- there are policy mechanisms in place to drive, uh- uh, the world toward a hydrogen market. That’s true in the United States, it’s true in Canada, it’s true in the United Kingdom, and- and elsewhere. Um, what we have, uh, with our ability to provide a kind of custom fit cogen solutions, is the ability to not only provide, uh, high reliability factor for, um, electric output, but also to potentially use the high temperature steam that’s provided by our reactor, uh, to enable a lower cost, uh, production of hydrogen.

Um, because generally speaking you need both, uh, heat and electricity to- to break apart the water molecule and- and free up hydrogen. So, starting at a higher temperature, um, provides a higher level of efficiency. So, as new technologies come to market to take advantage of- of hydrogen, uh, production options and avenues, we will be a- a key enabler, um, in that marketplace. Next slide, please.

Um, as Clay mentioned, uh, you know, we originally had been working with, uh, Energy Northwest in Grant County, public utility district. And, uh, the state of Washington as our presumed partners for the ARDP program. And, uh, one of the things that- that, uh, we have- have learned, um, in- in this process of- of pivoting towards, uh, moving Dow to the- the first slot for the ARDP is that Energy Northwest in Grant County have- have remained great partners to us. Uh, upon that pivot, uh, they both were- were publicly, um, uh, acknowledging a- and supporting the pivots to Dow for the first project.

Energy Northwest put out a press release saying that they intended to remain a fast follower and take advantage of the lessons learned on the first project. We’ve, uh, remained strong partners with Energy Northwest, and they’ve indicated publicly, uh, several times that they’re looking to deploy up to 12 reactors in the state of Washington, um, with an, uh, early s- in service date, uh, as early as 2030. And- and goal of fast following Dow.

And Grant PUD has remained a great partner as well. Um, and they’ve, uh, continued to say that they want to deploy at least four reactors, uh, by 2031 at the latest. And finally, Clay also mentioned earlier our partnership with Ontario Power Generation, um, when we kicked this- this presentation off. Uh, OPG has been a key partner for us in Canada, uh, uh, they have invested in the company, um, but they also have become our, uh, exclusive partner for industrial applications in Ontario, and a key partner in marketing across the Canadian continent, um, uh, with the ability to bring OPG’s great expertise in nuclear operations in partnership with our technology, for all kinds of- of industrial applications, uh, across Canada, especially in western Canada.

So, uh, they remain a great partner for us today, and are helping us enable and open up the Canadian marketplace. Next slide, please. Last but not least, uh, just to- to give you a little bit of flavor of what’s coming down the pipe. Um, and- and, you know, we do business today, uh, as a company, highly, um, uh, under NDA, and- and we work with a lot of customers who are looking at nuclear for the first time. Um, so, there are- are plenty of things, uh, in Q&A that we can answer, but- but also a lot of things that we- we do, uh, purposely under NDA, and- and always follow the lead of our customers on when they’re ready to make public announcements, uh, on the work we’re doing together.

We have, uh, three tiers of- of customers in- in the way that we go through a process with customers, and in building their, um, their use case and bringing them into our pipeline. Tier one customers we consider to be, uh, those that have advanced partnerships with us. Where we’re looking for, um, you know, the ability to deploy on a specific timeline, in a specific use case, and usually with a very specific site that we’re considering.

Um, we also have those that- that are moving through the pipeline, uh, pretty aggressively, and- and we- we consider those to be tier two customers. Uh, and then finally, tier three are- are the early discussions, and frankly, this slide would need to be updated on a weekly basis because, uh, we keep getting income interest from- from all over the world, um, and from all kinds of different use cases. Now, these are- are being, uh, driven to us from traditional utilities, large and small. A- as I mentioned earlier, large utilities of course have the opportunity for fleet deployments of- of our reactor, but small utilities are coming to new nuclear for the first time.

In the past, for large light-water reactors, they were not able to necessarily take down, an entire nuclear plant. Um, they were outside the price range of a lot of smaller utilities. But today, those utilities are trying to replace coal plants or potentially natural gas plants. And, uh, because of the smaller bite size of our reactors, um, we are a great fit for providing what they need in terms of reliable power in their marketplaces. Uh, of course we have the industrial applications I men- mentioned earlier, and, uh, one that we haven’t spent time on today, but- but is also very fascinating, is, uh, the data center use case.

Because data centers need 100% reliable power, like many industrials need 100% reliable steam. And so, uh, there’s an emerging, uh, potential market appetite for, um, powering data centers with- with advanced nuclear. Um, with that, I- I believe I’ll turn it back over to you, Clay, and, um, I think we’re ready to- to answer any questions in our next round.

J. Clay Sell, CEO, X-energy

I think we are, and Sam, if you will- will bring our boilerplate introduction?

Sam Levenback, Vice President, Corporate Development

Once again, if you have a question, please raise your virtual hand and we will unmute you to, uh, proceed.

Ujjal Basu Roy, Senior Vice President, ICR

All right, and the first question comes from Ryan Levine. Hold on.

Ryan Levine, Citi Bank

Can you hear me now?

Ujjal Basu Roy, Senior Vice President, ICR

Yes.

Ryan Levine, Citi

Okay. Um, so, I’m not sure if you just heard me ask the question already, but I’ll repeat myself. In terms of the costs escalation risk for the project, you highlighted the many inflation components, and some other dynamics. You know, beyond what’s already happened, where do you see is the biggest risk to the cost of this generation going up, in the context of the larger reactors having, you know, bias upward over their construction timelines?

J. Clay Sell, CEO, X-energy

Yeah, Thank you, Ryan, for the question. it’s something, of course, that—we’re focused on every day. We have a lotta confidence in where we are today based on the progress and the engineering hours that we’ve invested, and the detail and granularity that we have on our design, and our views are informed. Of course, uh, our detail work in relationship are bottoms up cost estimates in quotes that we’ve received for all of the biggest    cost drivers in the system, a- a- and many, uh, many beyond that.

So, uh, a lot of it is a function of just the progress that we’ve made, allows us to achieve a much higher confidence with a lower error bar on our cost estimates today. That’s number one. The seconds thing is, we start with such a- a- a- a materially different machine that we’re delivering. Simpler design, fewer components, uh, less risk, uh, you know, in- in the licensing case. Uh, an enormous amount of regulatory, uh, ad- advanced work that’s been done, an enormous amount of regulatory pedigree that we have inherited from previous, uh, high temperature gas code reactor licensing, uh- uh, efforts.

Uh, a- and so, you know, we- we- we like where we are today. Uh, the first component, uh, is- is our estimates on- on construction commodities, uh, labor and- and financing costs. And, uh, but, you know, uh, I- I’ll just say that we- we- we- we track or forward curves on- on construction commodities fairly closely. Uh, a- a- and I think there is, um, a- a reasonably possibility that the estimate that we, that we completed earlier this year, uh, will- will be informed by lower construction commodities, you know, uh, a- as they come down of the, uh, ye- as they normalize, uh, off inflation highs in the coming years.

So, that gives us, uh- uh, some- some confidence. Uh, but- but always, uh, you know, uh, we- we do not underestimate the challenge. No one has dealt with this more effectively, uh, than- than, uh, Tom Nixon. And so, I would ask Tom to further comment on- on- on ... qui- quite frankly, Tom, where- where do you see, uh, the remaining, most significant cost risk?

Tom Nixon, Senior Vice President, Commercial Operations, X-energy right now that I see are more in the, uh, trying to get the setup and the modularization where we gotta figure out what we’ve gotta do from there. The fuel handling system is also part of the stuff that we’ve gotta understand a little better. Which we’re mitigating by doing some testing on that right now. And- and then we’ve got our materials that are out there, um, the biggest ones are the transformers and what we gotta do, um, uh, with the, uh, uh ... in fact I’m losing the word right at the moment. Uh, where we’ve got all the- the- the ... Oh, help me out here. I can’t remember the name of it right now.

J. Clay Sell, CEO, X-energy

Graphite?

Tom Nixon, Senior Vice President, Commercial Operations, X-energy

Graphite, thank you very much, yes. Graphite is, uh, is where we got our risks at the moment. Um, but we’ve got mitigation plans in place, we’ve got backups that we had talked about earlier on how to do that, so we think those were there, but those are the strongest pieces where we see the biggest costs increases that could be there.

J. Clay Sell, CEO, X-energy

Uh, one thing, uh, Ryan, that is different about, uh, the- the XE 100 and- and- and Tom’s answer really, really colored that, you know, uh- uh- unlike other, uh, generation for advanced designs, we’re- we’re much further, uh- uh, a- along. Uh, we- we’re in detailed engineering. There’s very little remaining data that needs to be collected through- through remaining R&D. So, Tom emphasized something, you know, we are building a- a helium test facility as part of the advanced reactory demonstration project. We will use that helium test facility to- to- to test all of our components that will operate in helium environment, like the fuel handling system.

Uh, that’s- that, we- we consider that appropriate risk mitigation, and something that should give confidence in- in our ability both to deliver a- and- and license these systems. The biggest, uh, commodities, uh, that we’re focused on, are the ones that Tom a- and- and Martin alluded to. We use a lot of nuclear grade graphite. And so, we have been involved er- now for a- a number of years, in- in really restarting the nuclear grade graphite industry in the United States. Uh, so- so, that’s- that’s a- a- a significant component that we’re focused on. And then the- the, to the earlier questions, the enrichment services is- is another component that we are, uh, focused on from a supply chain. But I- I think, uh, I- I hope we’ve given you the, kinda the next level of color as- as how we think about the risks and opportunities going forward.

Ryan Levine, Citi

Yeah, appreciate the detail. Uh, maybe just one follow-up on that. So, given the, maybe the critical path to completing this project, is there one or two items that if it gets delayed, whether it’s the graphite or transformers, that it would have a more [inaudible 01:59:40] impact, ‘cause it would delay everything else? Or- or any car around the kinda p- critical path profile to reach inflation?

J. Clay Sell, CEO, X-energy

As I know you know, and as you would expect, as- as nukes, we have multiple alternative ... We- we don’t just have a plan A and a plan B, we got A, B, C, D, E, on- on all of these risks. It’s- it’s- it’s our, it’s our nature. Um, you know, on- on our critical path, uh, today, is the, um- uh- uh, analytical work conformed by the design work that will inform our preliminary safety analysis review, which will inform our construction permit application, uh, around the first, uh, uh, of next year.

So, that is, you know, we- we, uh, you know, in order to meet our obligations, we certainly need to have, uh- uh, our construction permit application in the NRC, um, uh- uh, early next year. Uh, we ant- we have scheduled in a- a- a 27 to 30 month review time. Quite frankly, based on some of the early readiness review work we’re doing with the NRC now, we anticipate that there’s reasonable chance that that could be materially shortened. So- so, that- that’s on our critical path, uh, today. Um, and, but I’ll- I’ll let, uh, uh- uh- uh- uh, Pe- Pete, uh, Pete, Tom and Martin, if- if you wish, what- what- what would be next on our critical path? Just to give an appropriate level of color using, uh, our previously publicly, uh, provided information.

Dr. Martin van Staden, Vice President, Reactor Development, X-energy

Yeah, I can maybe go ahead. Uh, I think, uh, as- as Clay rightly said, Graphite, uh, is one of those. And we’ve actually already made a significant investment into one of the graphite suppliers that wasn’t o- originally on critical path that needed to get, uh, some of the supply chain energized. And, uh, so currently none of the materials or, uh, key systems are in critical path, as Clay li- rightly said, it’s really the licensing path and the analysis to support licensing that’s on critical path at this, at this time. We keep a very, uh, watchful eye on all of these critical path or close to critical path items and we manage them accordingly- accordingly with, uh, actively managed risk mitigation plans and, uh, alternatives.

So, we are watching that significantly. I think the- the next, uh, component that does get onto critical path is, uh, our steam generator, uh, fabrication. And that’s because of a reasonably long lead time on the tube material that we need to procure. Um, but, as I said, none of those are within six months of critical path as of today.

J. Clay Sell, CEO, X-energy

Thank you, Martin.

Ujjal Basu Roy, Senior Vice President, ICR

Thank you. And then our next question comes from Xinru Yin. Your line is open. Xinru, your line is open.

Ujjal Basu Roy, Senior Vice President, ICR

It looks like you’re muted.

Xinru Yin, Citi

Hello, can you hear me?

Ujjal Basu Roy, Senior Vice President, ICR

Go ahead. Your line is open. We can hear you.

Xinru Yin, Citi

the opportunity to power alternatives other than, like, pink, um, hydrogen?

J. Clay Sell, CEO, X-energy

Don’t- don’t know if you can hear that. Uh, and I heard, I heard pink hydrogen, but I didn’t hear, uh, more. Did you hear it, Ben?

Dr. Benjamin Reinke, Vice President, Global Business Development, X-energy

Um, no, not quite. I apologize. Could- could you repeat the question?

Xinri Yin, Citi

Um, is there any alternatives, um, other than pink hydrogen? Like, there having other plans to other, um, to power other form of hydrogen?

Dr. Benjamin Reinke, Vice President, Global Business Development, X-energy

Thanks. Uh, so, I’ll- I’ll, uh, do my best to address this. Um, I think the, uh, the coloring of hydrogen is .... uh, I’m not sure who invented it, uh, but- but it drives me a little crazy. So, I think, uh, somehow, uh, nuclear be- nuclear powered hydrogen became the- the pink, uh, line, and, uh, renewables became the green line. Um, we- we consider anybody that provides, um, zero, uh, emissions, meaning zero carbon emissions, power, uh, or steam, to a- a hydrogen production technology, to be a clean hydrogen production. Um, so, when we look at that it’s consistent with the way the US setup the in- uh, the, uh, tax credits for hydrogen production.

So, you know, today, um, we recognize that, uh, that- that fossil based production has, um, uh, emissions associated with it, through steam methane reforming, but, uh, even if- if carbon capture is- is, uh, put onto a steam methane reforming process, uh, there still are carbon emissions associated with that. So, the US government in the tax credit, um, scenario, basically built that such that, um, there’s a limit on the amount of, uh, carbon dioxide produced per kilogram of hydrogen pro- produced.

And, um, uh, as a nuclear, uh, production, um, feed into the- the hydrogen production, we anticipate being, uh, at least as good as renewables. Uh, and often in- in comparison scenarios, um, nuclear actually outperforms on a, on total lifetime GHD basis renewables, um, based on the amount of—of steel and mining and other, uh, mineral production that goes into it. So, um, we- we’re expecting that it will treated kind of equally, um, under most law scenarios, uh, to- to, uh, renewable production of hydrogen. The benefit of nuclear on that is that you’re gonna invest a bunch of money into- to a hydrogen production widget of some kind.

Whether it’s, uh, you know, today’s electrolysis technologies or tomorrow’s high temperature steam electrolysis technologies, or- or others, um, the- the sunk cost in- in the capex for that, uh, hydrogen production equipment needs to be amortized over the production of power that goes into it. And so, you know, one way of doing that is to just pull power from the grid, so that you have a high amount of reliability. But if you need to guarantee that you’re- you’re getting clean energy to your production source, um, as a point source or, you know, just generally for- for large scale production, um, then you need to make sure that you have dedicated power to that system. And because we achieve a 95% capacity we factor on each nuclear unit, we’re able to provide a much better economic case, uh, for the- the installation of hydrogen production equipment.

And that’s with just today’s technologies. But we’re anticipating those that will use, uh, higher temperature steam as an input will- will be even more competitive.

Xinru Yin, Citi

Thank you.

Ujjal Basu Roy, Senior Vice President, ICR

Again, if you have a question, please raise your virtual hand and we will unmute you to ask your question. Our next question comes from Marc Bianchi from Cowen. Marc, you’re on.

Marc Bianchi, Cowen

Thanks. Um, I- I wanted to ask a- a couple more questions on- on the Dow project. Um, so, the- the- the 4.75 to 5.75, h- how much of that is, um, the overnight cost? If you could. And then, you have this 15 to 17 and a half percent that’s borne by X-energy, just what is that related to? If you could just expand a little bit on it.

J. Clay Sell, CEO, X-energy

Uh, I- I’m go- ... uh, I- I’m gonna ask, um- uh, my colleague, Sam Levenback. Uh, I- I don’t think we published, uh, Marc, in the po- materials, uh, the portion that is dedicated to the overnight costs. I will tell you that when we did that estimate, we had not yet moved the project to Dow. And so, uh, you know, n- Dow is now, uh, heavily involved and engaged, uh, in the process. And- and we have the full power of their extraordinary construction management, uh, team, uh, estimators, et cetera, now integrating with us, to develop an appropriate target on that.

Uh, as to the, as to the estimate of that amount that is covered by X-energy, le- let me just break it down for you. So, if you start with the assumption that half the costs are gonna be, uh- uh- uh, borne by the US government, that- that’s where, um, that’s where ha- half of the, uh- uh, the- the capital’s covered from. And then, uh, then you have, uh, the private dollars. So, everything associated with the Dow project, which Dow will own at the end of the day, those private dollars, that cost share will come from the Dow Chemical Company, as would make sense.

What X-energy will own at the end of the day, those [inaudible 02:08:54] cover dollars come from us. And so, you can think of one our chief assets at the end of the day will be our build-to-print design of our nuclear island standard design for the XE 100. That’s a, that’s a multi hundred million dollar effort to design that. Uh, half of the cost of that is coming to the, is coming from the US government, the other half is coming from X-energy’s investors. And we will own that asset completely at the end.

The other major asset is our TRISO X manufacturing capability. So, the development of the process, the design of the manufacturing facility, the licensing of that manufacturing facility, the construction of that manufacturing facility. The, all of those costs go to build an asset that will be a really important asset to X-energy and its investors on a go-forward basis, we will own that outright. But half of that cost comes from the department, the other half of the cost come, uh, from X-energy. And that’s- that allows you to do the rough math, which, uh, which- which can, uh, c- which- which that- that’s- that’s how we say that we estimate, of that 4.75 to 5.75, about 15 to 17% of those dollars will be sourced from, uh, X-energy investors as portion of the cost share.

Marc Bianchi, Cowen

Hm. Okay, great, that’s helpful. And then the, um, the sorta second part of it is, uh, you know, uh, based on what you just said and also in the footnote, um, it, there’s a point about some increase to the ARDP funding over and above the 1.2 that we’ve already seen. Um, can you talk about sort of that timeline for an update? And then, what’s the Dow sanctioning process? Because I think you have a joint development agreement, but I don’t know if that needs to move to something that’s like a final investment decision and- and how contention is that upon, um, you know, this ARDP situation? And then more- more precise cost estimates.

J. Clay Sell, CEO, X-energy

Well, uh, yeah. So- so, on the Dow process, M- Marc, I’ll just, o- obviously they have a robust, um, uh, and gated process as to how they make the- their key decisions. There are two major upcoming key decisions. Uh, I don’t believe Dow has published, uh, target dates for those, but conceptually there will be a key decision, uh, uh, uh, uh, uh, upcoming about, uh, before they enter into the long leap procurement, uh, decisions, these are multi hundred million dollar procurements that will need to begin well in advance of nuclear construction. And then once we, uh- uh, complete the- the construction permit licensing, they will go to, uh, final investment, uh- uh, de- decision. And- and- and- and- and all of that, uh, remains on track.

I will tell you, we could not have, uh, a more committed partner. Uh, uh- uh, the- they, I- I think Dow Chemical uniquely appreciates the role-

J. Clay Sell, CEO, X-energy

...that they... I, I think Dow Chemical uniquely appreciates the role, uh, that their leadership can provide for the industrial sector, the role it will play for X-energy of which they are an investor in and, and the larger, um, uh, role for not just US economic security and energy security and, and what we can do for the world. They appreciate that. They’re highly committed. This project is part of their capital turnover plan, which gives us a lot of confidence that, uh, that, that, uh, that they will be a, a, a great partner all, all the way through.

Uh, so let, let me address, uh, the, the meat of your question, which is, uh, uh, today we have, uh, uh, uh, an award of $1.237 billion. And, and based on these revised estimates, uh, a 50/50 cost share will, will require an increased, uh, amount of dollars, uh, from, from the Department of Energy. I will tell you what I know. I know that this, that demonstrating these technologies is a matter of, that it’s a recognized matter of national security, economic security, and a hot policy pri- priority of the US government as reflected in enacted statutes.

The Department of Energy views itself as the program manager and enabler, uh, uh, uh, of this program. They recognize that costs have gone up for very legitimate reasons. And, and they recognize that, that, uh, that they can do the math just as well as you can, that, that, that 50% of, of 4.75 is not 1.2. Um, the good news is the money that is, has already been appropriated and provided, it really effectively runs our program through, uh, kinda calendar year 2025. It’s, it’s, it’s close to that.

So you can think of, of, of that, what that really means is we have a, a, you know, a number of years, a, a couple of years to work this problem and the, the, the issue of additional appropriations in conjunction with the Department of Energy and with Dow Chemical. And, and, uh, we are doing that. And it’s something that I have a, a very high level of confidence, uh, uh, about.

We, we, we at X-energy, we, we know the department well. Uh, I, I ran the department as deputy secretary of energy 15 years ago. Uh, uh, we understand the appropriations process on Capitol Hill well. We appreciate the broad level, the extraordinary level of bipartisan support, uh, and the desire for success of this demonstration project. And I think, uh, the Department of Energy recognizes the, the unique and extraordinary opportunity that this X-energy-Dow partnership pro-, uh, provides them for a successful demonstration project.

So, you know, I, I, I won’t front run the Department of Energy, the, they’ll, and the Congress. They’ll make their decisions, uh, as appropriate. But my experience has taught me to be, uh, extraordinarily optimistic about our ability to secure, uh, the cost share dollars that will be required for a successful project.

Marc Bianchi, Cowen

Great. Thanks so much, Clay.

Ujjal Basu Roy, Senior Vice President, ICR

We have no further questions at this point, Sam.

Sam Levenback, Vice President of Corporate Development, X-energy

Let’s take a five-minute break. It’s 12:16. We’ll see everyone back at 12: 21. We’ll give folks one more minute here. And now it’s 12:21.

J. Clay Sell, CEO, X-energy

So, um, at this time, thank you. Um, uh, wel- welcome back. And at this time, we’re gonna pass it to Mark Mize and Sam Levenback to go over the financials and the unit economics, which again will be followed by a 15-minute Q&A session, uh, uh, at the conclusion. Mark.

Mark Mize, Chief Financial Officer, X-energy

Okay. Thank you, Clay. Uh, so my name is Mark Mize, CFO of X-energy. Um, I have spent my entire career, uh, with public companies in the, uh, in the, uh, in, in energy. Um, I’ve been through multiple go private or go public, go public transactions. So the, uh, the transformation that X-energy has been going through here, uh, starting at the end of last year and going into this year isn’t, uh, it isn’t something that’s new to me. So a lot of exciting things going on in the company as you’ve already heard. Um, and, uh, we look forward to closing this transaction and introducing X-energy to the, to the public marketplace. Uh, Sam, we’ll stick to the first slide.

So on this slide, what we’re looking to demonstrate here, and this has been touched on as we’ve, uh, gone through the other slides today, is that we do have a CapEx-light, uh, service, uh, services-driven business model. Um, our business is comprised of three main revenue streams. Uh, and each will have, uh, uh, is very attractive to our overall, uh, business model. Our model is primarily, again, asset-light. It also includes licensing and, uh, and the TRISO-X fuel source, which, of course, uh, uh, Dr. Pappano spoke about earlier.

Uh, first, with respect to licensing, we do plan to license the Xe-100 technology to customers who will construct out and operate, um, the plant. Uh, second, with respect to services, we plan to provide a full suite of value-added services that are, uh, critical to reactor operations which generate long term or have a long-term recurring revenue stream, uh, for the company through the 60-plus years, uh, life of the facility.

And then finally, uh, with regards to fuel, we do plan to provide, uh, fuel services to customers. Um, and, uh, as an industry standard, we do not plan to bear, uh, any of the inventory risks associated with uranium. And, uh, we will not have the responsibility for, uh, the management of the spent fuel. Let’s go to the next slide.

Um, as you can see, our business model, uh, is diversified. It’s designed, uh, to generate revenue over the full, uh, 60-year life cycle of customer facility. Uh, we’re gonna be focused on the Nth-of-a-Kind column under cash revenue. Um, so for the Nth-of-a-Kind reactor, we expect to generate licensing fees. You can see there are $250 million.

And if you look off to the right-hand side of the page, uh, what we’ve done is we’ve, uh, demonstrated when these, uh, revenues would be coming into the company. So when the business model was being put together for X-energy, we wanted to design it such that, um, we could achieve cash free, uh, breakeven, um, at the earliest, earliest, uh, you know, po- possible date.

And so you can see if you back up from the, uh, from the COD column and you go, you back up on the T- T5 and T4, you can see that’s went up to 40%, uh, the licensing fee revenue is coming into the company. Um, and, um, uh, the remainder, you can see looking at T+1 one comes in, uh, right at the, the commissioning. And, of course, we’ve already said and it’s been stated over and over, our first, our first commissioning is gonna be with Dow Chemical.

Uh, relating to fuel for the, uh, Nth-of-a-Kind reactor, we expect to generate, uh, $95 to $105 million. Um, and the initial, uh, fuel load revenues have been a recurring $20 to $30 million each year for refueling, again over the 60-year life of the reactor. And we expect to recognize, um, services revenue beginning six years before commissioning in the form of planning, uh, planning, uh, revenues and services with regulatory and procurement support revenues following shortly thereafter. And we also expect a steady stream of long-term service, uh, revenues that will follow the, the commissioning, um, of the facility. Let’s go to the next slide.

Okay. So what, what we’ve done here, using the timeline from the previous slide, we’re showing the estimated dollar revenues and gross profit of the Nth-of-a-Kind reactor from the initial planning and licensing phase, uh, before commercial operation through long-term, uh, fuel services for the life of the reactor. Um, as you can see, the licensing fees and the services, uh, paid for, uh, call it five to six years prior to the first commercial operation date on the facility are very meaningful to the company. And again, they, they do accelerate, um, our cash flow generation and therefore the timeline for X-energy to become, uh, cash flow positive.

Uh, we, we, we are expecting to generate, uh, between $500 and, and $600 million, um, of gross profit through the lifetime, um, of a reactor. So, uh, you know, each of the customer wins, um, uh, that, uh, we have to date and that, uh, Dr. Reinke had discussed in one of his slides, the potential, uh, customers that are lining up for the future, uh, do represent very significant rev- revenue opportunity for the company.

Our delivery and schedule, what we, uh, wanted to do here to assist with your modeling, we’ve provided a range of what’s the COD schedule could look like. I’m on the left-hand side of the page right now. Your zero refers to the date that we would deliver the first Xe-100 four- pack. Uh, we believe we can scale to five to seven four-packs deployed by year two. And, uh, in a, in a steady-state situation, um, jumping over to the last, um, blue, uh, bar, we believe that we can deliver, uh, between, uh, you know, 12 and 24 packs per year.

Um, and on the right-hand side of the page, there’s some key assumptions that, uh, Sam will be, uh, discussing here in just, uh, the next few minutes when we get into the analyst tool, um, that, that you’ve been provided. Uh, the combination of the number of reactors, the economics that we’ve shared here of each reactor, and then the other key assumptions on the, on the right side are meant to help, um, so that you can, uh, you can utilize those along with the analyst tool and any other modeling that you may have to draw your own conclusions and, and to be able to come up with your projections on, uh, items such as revenue, EBITDA, uh, Cap-, you know, CapEx, and the free cash flow of the business.

Um, earlier, Clay did discuss our latest, uh, cost estimates for the ARDP project. It is worth noting just once more before I turn it over to Sam that between, uh, where we are, uh, between $4.75 and $5, $5.75, um, um, with our latest cost estimate. And that does include, uh, the design of the Xe-100, uh, the standard plant, the design of the licensing and construction of the, uh, TRISO commercial, uh, fuel facility, and the licensing and construction of a, a First-of-a-Kind four-pack, um, uh, Xe-100. That, of course, will be, um, commissioned at the Dow, uh, Seadrift site in Texas. Uh, with that, I will turn the call over to Sam Levenback so he can walk through the, um, analyst tool that’s been prepared.

Sam Levenback, Vice President of Corporate Development, X-energy

Thanks, Mark. Uh, I’m gonna turn off my video as I focus on my screen if, if, if folks can see my screen. So we, we provided, uh, this tool, which is meant to really help, uh, take a lot of information and a lot of assumptions and layer them together to give you, uh, some, uh, the, the, the, the ability to plug in your own assumptions, tweak management assumptions, and come to a view on, you know, the, the important work that you do around, uh, uh, projecting out, uh, the business.

So there’s a... It’s a straightforward tool. Uh, two sheets, uh, the, the assumptions page and the output on a worksheet. Um, I’m, I’m gonna go in and just go through this briefly in a high level how it works. Uh, in this first, uh, uh, uh, module here, we have the COD schedule, and I’ve gone ahead and pre-populated, uh, just based on the presentation of you of what, uh, the delivery, uh, schedule could look like.

Um, I, I would note that the units here are in four packs. So we think most typically, uh, the, the Xe-100 will be delivered in, in, in four packs. And so the, the, the numbers you see in here are based upon that. Obviously, if a customer wants to buy one or if they wanna buy 12, you know, the modularity of the design allows for that. But that’s kind of the base, uh, unit that we work in, uh, on here.

Uh, a couple other, uh, assumptions, um, to note here is, uh, Clay spoke about, uh, earlier the, the threshold from getting to from FOAK to NOAK. Again, this is the concept of the underlying cost of the, uh, reactor comes down over time as we apply, uh, learnings, standardization, modular- modularization, uh, and so on and so forth.

Um, so we, we go down. The, this next section on revenue is really, uh, right out of the slide that Mark, uh, was just presenting around the different, uh, revenue streams, whether it’s our licensing fee, our fuel business, or our services. We’ve provided an opportunity for you to input, uh, based on management, low and high estimates. I’ve pre-populated. This is blank in the version you have, but I’ve pre-populated, uh, for demonstration purposes here.

Um, really, the other point of which you can make adjustments is around timing. And, um, take for example, uh, on the licensing case that we’ve assumed that, you know, in, in a, in a NOAK licensing fee, uh, uh, that, of $250 million, that 20% would be coming in five years before COD, 20% four years before COD, and 60% afterwards. And, and, you know, in, in this particular case, you know, with, management is, you know, we’re thinking about both the, uh, queue position that customers will need to reserve to, to, to, to come in and, and, um, and, and, and be in line to, to, to build these products, but then also recognizing that customers will wanna pay the, the majority of their licensing fees after the reactor is online.

So there’s assumptions around all of these timing notions. I highlight, uh, this one ‘cause it’s a fairly sensitive one in this tool. Um, we skip down, down to the, the next, uh, module. And this is really around, uh, ARDP, which has an outsized importance on the near-term, uh, breakeven story. And so that’s obviously a question that, uh, folks always have. And, uh, you know, while we’re not providing specific projections and specific numbers around breakeven, with the assumptions that we’ve given you and we’ve laid out here, we think that here should be good visibility for you to, to make your, um, determination.

And so I’m just gonna, as an example, total ARDP program cost. So just to give us some examples here of how this works, we’ve said $475 to $5.75 billion. So, you know, I put in that total cost. The revenue of the program is that which is not borne by X-energy. And so just as an example here, if we, um... between the government and, and our sponsor, there’s a $4.375 billion of, of revenue. Um, you can, you know... We, we’ve given you the ranges here on, on what, uh, uh, you can make your own assumption. But again, that, that gives you kind of that, that outspend between the total cost of the program and the revenue of the program.

There’s two more lines of assumption here which are, uh, have a, have a, have an impact. Um, the first is when is the, the, the, the, you know... As you can imagine on this, you know, $5.25 billion program, that’s not an evenly spread spend. Um, there’s, there’s, uh, uh, peak years. And so we’ve given the guidance here that between 82.5% and 85% of that spend is happening in ‘24 to ‘28.

And so, uh, you could fill in. Just as an example, if we say, you know, 17% is, you know, kind of per year over those years, we do give guidance in, in the deck that really there’s the, the ve-, you know, very little spend, uh, in the last year. And so you can start to fill in what the, uh, profile is of, uh, of, um, of spending, um, in, in these years and, and come to a, a number, uh, on, on the, on the profile.

Similarly, on the, on the cost assumed by X-energy, uh, again, there is a spending profile assumed with that. You know, the, the... Our spending is driven primarily by uh, uh, uh work that happens in the earlier years. And so again, we s-, we give the guidance here that 80% to 85% of the spend is happening in ‘23 to ‘25. And so again, you can, you know, uh, model appropriately. You know, kind of the, the, the, the, the, the chunky, uh, part of the, the spend, you know, is, is happening, you know, in, uh, in those early years and spread out the, the spend, uh, across the, the, the remainder. So, so that’s tool kind of really meant to help with respect to, um, the ARDP spend.

Um, and then, uh, finally, uh, we again have more margins around, uh, margin assumptions around gross margin, uh, assumptions around, uh, SG&A, around CapEx, tax rate, and D&A. And, and when you put that all together, that will be outputted when you fill in all of your assumptions, outputted into, uh, the, the worksheet.

So, uh, the, the... We, we, we are available. Uh, obviously as you, as you fill this out and you have questions, um, happy to, to make ourselves available, um, on that. But hopefully, that’s a helpful... This is really meant to give, um, based on everything that we’ve laid out in the presentation, uh, give you kind of a one place where you can kind of put it all together and really see how the story comes together, uh, financially and, and gives you the tool to kind of get an output around all of that.

Uh, with that, uh, I’ll, I’ll turn it back over to Mark and we can pick back up with the presentation.

Mark Mize, Chief Financial Officer, X-energy

Okay. So what we have here, the last slide, then we’ll open it up for Q&A. This is a, uh, a transaction overview. Um, uh, just a couple of comments to make. We have a lot of information on this. We tried to kinda boil everything down, um, and, uh, make it just an, an easy one page to review. But as mentioned throughout the presentation, we do believe that X-energy is well-positioned to be a, a leader in the SMR space, um, you know, uh, given many reasons but a, a few to mention here.

Uh, the potentially larger, uh, TAM that will be available to X-energy due to our unique capabilities when it comes to decarboni- decarbonizing the, uh, industrial processes. Uh, improved safety case, what we’ve discussed with the TRISO-X, uh, fuel. Uh, blue-chip customer, uh, being, of course, Dow Chemical, uh, who has tremendous experience and large-scale, um, um, infrastructure projects.

Uh, the transaction closing, uh, is anticipated in Q3. Uh, we expect our S4, uh, to be effective this summer. Uh, we’ve made a significant progress with the SEC on, on, on, on the S4. Um, the current owners of X-energy will continue, uh, to own a meaningful portion of the company. And just for your reference, uh, we did include on page 57, um, what a pro-forma equity ownership of the company, uh, would look like.

So, uh, with that, that, that concludes our slides, um, and remarks. If we wanna go move into... I’ll, I’ll turn this, turn the, uh, presentation back over to Clay Sell.

J. Clay Sell, CEO, X-energy

Thanks, Mark. Thanks, Sam. And, um, uh, the, the, the floor is open for, uh, as long as y’all want us or until one o’clock.

Ujjal Basu Roy, Senior Vice President, ICR

All right. The first question is-

J. Clay Sell, CEO, X-energy

One o’clock on the East Coast.

Ujjal Basu Roy, Senior Vice President, ICR

First question is from Marc Bianchi. Your line is open again.

Marc Bianchi, Cowen

Okay. Um, thank you. The, uh, so the pro-forma cash, a little over $400 million assuming, um, no redemption but, uh... And, Sam, I haven’t had a chance to play around with that spreadsheet that you guys had. But, um, you know, just looking at the, just the ARDP obligation from X-energy there in the scenario you put together was like 750 million bucks over the next three years.

So I assume there’s some element of, you know, ongoing business and new customers that’s gonna be helping fund that. But could you just kinda talk about maybe what the cash needs ought to be over the next couple of years as you see it and, you know, how that’s gonna be, um, offset? ‘Cause it does look like, you know, you need more than, than what you’re starting with.

J. Clay Sell, CEO, X-energy

Uh, Sam, will you put that into context?

Sam Levenback, Vice President of Corporate Development, X-energy

Yeah. So I think that, you know, what’s the, the important part of this story is there’s two kind of, uh, key concepts. You know, number one, uh, as we, we make our major investments really over the next several years and we finish the design and we finish, uh, the, the TRISO fuel facility, that’s where you really see the tapering off of X-energy’s financial investment into the business and we really start harvesting, uh, cash from our, our projects.

The second concept that’s really important and, and where you see that harvest mode come on is the early licensing and services revenue from the fast follower plants. And we, you know, provide the guidance in the sheet that there is, uh, you know, we view cash flow breakeven as conceptually happening with, you know, the first, you know, one to three, uh, in advance of the first one to three, um, plants, uh, coming on COD. So you see, you know, kind of chunky fees and chunky services coming, uh, coming on as we, uh, are tapering off, uh, the investment.

And I think that another point that is implicit in your question is, obviously, there’s some amount of the, the, there’s some amount of the ARDP program which started two years ago that has already been spent and there’s a, a, a chunky amount of the program that happens in the out years of the program after we’re already harvesting, uh, uh, revenue, um, from, from those follow-on customers.

So that, that’s the level of, of, of, of, you know, kind of based on all of that, the level of guidance that, you know, we can, uh, provide here. But, uh, we, we think that kind of the tools that we’ve provided kind of there will give you, and obviously the, the, the company is available for, for any follow up and, and, and digging in on, on any of this.

Ujjal Basu Roy, Senior Vice President, ICR

We’ll give it another minute for, uh, questions. Again, if you have a question, please raise your virtual hand and we will unmute to ask your question. We have a question from Ryan Levine from Citi. Ryan, your line is open.

Ryan Levine, Citi

Uh, thanks for taking my question. I, I noticed the licensing fee. Is there any... Can you talk to the price discovery for how you arrived at that licensing fee and what may apply in the future and how does that relate to the value creation opportunity for your customers?

J. Clay Sell, CEO, X-energy

Uh, let, let me, uh... Let’s see here. Ryan, let, let me take that. Yeah. We, we have, um, we, we have harvested, um, uh, uh, you know, uh, appropriately information from a number of our advisors, uh, that have been involved in selling many nuclear plants, uh, uh, uh, around the, the, the world and, and from, and these are advisors that are retired from, uh, uh, uh, from companies that were doing that that could give us a sense. Uh, so that, that was one piece of it.

The other piece of it, quite frankly, is, is derivative of, of what, what do we think our projects can bear in terms of margin and profit and still remain, uh, uh, you know, economically attractive. A, a third piece of it is we recognize that in the early years that, and, and, and largely, you know, that we’re gonna be selling scarcity, that, that, you know, and we’ve indicated kinda what our, what we think our supply chain can support in terms of deployment growth.

We have a very good sense, uh, from our, our, our business development conversations that the demand will exceed the number of queue spots, um, you know, particularly in the early years. And, uh, and, and so, you know, uh, you know, we believe that we, that this compelling technology with our partnership with Dow will be, um, um, uh, that, that we’re in an excellent position, uh, to be first to the marketplace in ‘29, ‘30, um, approximately on time and approximately on budget.

There are many milestones that will precede that final, uh, commissioning in, in ‘29 and ‘30 that will give added confidence to the marketplace of our follow-on, uh, uh, customers. Now some will follow and, and make announcements, uh, we project, uh, without any additional news. Uh, some will, will follow the construction permit application. Some will follow the next, uh, uh, major milestone, uh, of Dow. And, and there are other aspects. But, but there are a series of events between now and, and, uh, and, and, and 2029, well before ‘29, which will trigger another, you know, other follow-on, uh, follow-on commitments for a scarce number of queue positions on a go-forward basis.

So to summarize all of that, we have real, uh, uh, uh, market data as to how to price this licensing fee. Two, we did an analysis of what we think our product can bear and still prove to be, uh, uh, attractive. And three, we had a sense of what, uh, the scarcity of queue slots, uh, could get, uh, uh, would, would give us and, and give us a sense of what we can, uh, uh, uh, appropriately, um, um, uh, charge in terms of licensing fee.

The most exciting thing to me is this wonderful asset, the Xe-100 standard plant design is, is, um, is being, um, uh, uh, supported and developed with 50% of those costs coming from, uh, the US government. But with all of the intellectual property and the, and the ability to deal, uh, and build a business off of that residing at, at, at X-energy. But that’s how we, that’s how we came... That’s, that was, in summary, the process that informed our First-of-a-Kind and Nth-of-a-Kind, uh, licensing fee, uh, price target. Is that responsive?

Ryan Levine, Citi

Appreciate it, Clay. Thank you.

Ujjal Basu Roy, Senior Vice President, ICR

Again, if you have a question, please raise your virtual hand and we will unmute you to ask your question. At this point, we have no additional questions. Uh, back to you, Sam.

Sam Levenback, Vice President of Corporate Development, X-energy

We have no further questions. Thank you for joining the X-energy Analyst Day today. Please reach out to XenergyIR@icrinc.com. That’s XenergyIR@icrinc.com if you have any additional questions. We’re grateful for your time. We’re grateful for your attention. Uh, thank you again for joining us, uh, today.

Additional Information and Where to Find It

This communication relates to a proposed transaction between X-energy and AAC (the “Business Combination”). In connection with the Business Combination, AAC filed a registration statement on Form S-4 on January 25, 2023, (as amended by Amendment No. 1 and Amendment No. 2 thereto, filed on March 24, 2023 and June 12, 2023, respectively, the “Registration Statement”) with the SEC, which includes a preliminary proxy statement/prospectus to be distributed to holders of AAC’s ordinary shares in connection with AAC’s solicitation of proxies for the vote by AAC’s shareholders with respect to the Business Combination and other matters as described in the Registration Statement, as well as a prospectus relating to the offer of securities to be issued to X-energy equity holders in connection with the Business Combination. After the Registration Statement has been declared effective, AAC will mail a copy of the definitive proxy statement/prospectus, when available, to its shareholders. The Registration Statement includes information regarding the persons who may, under the SEC rules, be deemed participants in the solicitation of proxies to AAC’s shareholders in connection with the Business Combination. AAC has filed and will file other documents regarding the Business Combination with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF AAC AND X-ENERGY ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS CONTAINED THEREIN, AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION.

Investors and security holders will be able to obtain free copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by AAC through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by AAC may be obtained free of charge from AAC’s website at www.aresacquisitioncorporation.com or by written request to AAC at Ares Acquisition Corporation, 245 Park Avenue, 44th Floor, New York, NY 10167.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the Business Combination, including statements regarding the benefits of the Business Combination, the anticipated timing of the Business Combination, the markets in which X-energy operates and X-energy’s projected future results. X-energy’s actual results may differ from its expectations, estimates and projections (which, in part, are based on certain assumptions) and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. Although these forward-looking statements are based on assumptions that X-energy and AAC believe are reasonable, these assumptions may be incorrect. These forward-looking statements also involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted in connection with any proposed business combination; (2) the inability to complete any proposed business combination or related transactions; (3) the inability to raise sufficient capital to fund our business plan, including limitations on the amount of capital raised in any proposed business combination as a result of redemptions or otherwise; (4) the failure to obtain additional funding from the U.S. government or our ARDP partner for the ARDP; (5) unexpected increased project costs, increasing as a result of macroeconomic factors, such as inflation and rising interest rates; (6) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete any business combination; (7) the risk that any proposed business combination disrupts current plans and operations; (8) the inability to recognize the anticipated benefits of any proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees; (9) costs related to the proposed business combination; (10) changes in the applicable laws or regulations; (11) the possibility that X-energy may be adversely affected by other economic, business, and/or competitive factors; (12) the persistent impact of the global COVID-19 pandemic; (13) economic uncertainty caused by the impacts of the conflict in Russia and Ukraine and rising levels of inflation and interest rates; (14) the ability of X-energy to obtain regulatory approvals necessary for it to deploy its small modular reactors in the United States and abroad; (15) whether government funding for high assay low enriched uranium for government or commercial uses will result in adequate supply on anticipated timelines to support X-energy’s business; (16) the impact and potential extended duration of the current supply/demand imbalance in the market for low enriched uranium; (17) X-energy’s business with various governmental entities is subject to the policies, priorities, regulations, mandates and funding levels of such governmental entities and may be negatively or positively impacted by any change thereto; (18) X-energy’s limited operating history makes it difficult to evaluate its future prospects and the risks and challenges it may encounter; and (19) other risks and uncertainties separately provided to you and indicated from time to time described in filings and potential filings by X-energy, AAC or X-Energy, Inc. with the SEC.

The foregoing list of factors is not exhaustive. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of AAC’s Annual Report on Form 10-K, its subsequent Quarterly Reports on Form 10-Q, the Registration Statement and the proxy statement/prospectus related to the transaction, and other documents filed (or to be filed) by AAC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. These risks and uncertainties may be amplified by the conflict between Russia and Ukraine, rising levels of inflation and interest rates and the COVID-19 pandemic, which have caused significant economic uncertainty. Forward-looking statements speak only as of the date they are made. Investors are cautioned not to put undue reliance on forward-looking statements, and X-energy and AAC assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities and other applicable laws. Neither X-energy nor AAC gives any assurance that either X-energy or AAC, respectively, will achieve its expectations.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy, any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Participants in the Solicitation

AAC and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from AAC ’s shareholders, in favor of the approval of the proposed transaction. For information regarding AAC’s directors and executive officers, please see AAC’s Annual Report on Form 10-K, its subsequent Quarterly Reports on Form 10-Q, and the other documents filed (or to be filed) by AAC from time to time with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the Business Combination may be obtained by reading the registration statement and the proxy statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.